SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended June 30, 2006

Commission file Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Interim Report Second Quarter and First Half of 2006 Allianz Group

Contents

4	Group Management Report

4	Executive Summary

10	Property-Casualty Insurance Operations

16	Life/Health Insurance Operations

22	Banking Operations

26	Asset Management Operations

30	Outlook

32	Consolidated Financial Statements for the Second Quarter and First Half of 2006

37	Notes to the Consolidated Financial Statements

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz AG

Investor Relations

Koeniginstrasse 28

80802 Munich

Germany

Investor Line:	+49 1802 2554269
+49 1802 ALLIANZ
Fax:	+49 89 3800 3899
E-Mail:	investor.relations@allianz.com
Internet:	www.allianz.com/investor-relations

Other Reports

All Allianz Group published quarterly and annual financial reports are available for download at www.allianz.com/investor-relations. Alternatively, you can order printed copies of our reports.

Moderate share price development despite strong business performance.

Allianz share price vs. DJ EURO STOXX 50 and DJ EURO STOXX Insurance

January 1, 2005 – June 30, 2006

in €

Source:	Thomson Financial Datastream
Current	information on the development of the Allianz share price is available at www.allianz.com/stock.

Allianz Share Information

Share type:	Registered share with restricted transfer
Denomination:	No-par-value share
Stock exchanges:	All German stock exchanges, London, New York, Paris, Zurich
Security codes:	WKN 840 400
ISIN DE 000 840 400 5
Bloomberg:	ALV GY
Reuters:	ALVG.DE

Financial Calendar 2006/2007

Important dates for shareholders and analysts

November 10, 2006	Interim report first three quarters of 2006
February 22, 2007	Financial press conference for the 2006 fiscal year
February 23, 2007	Analysts’ conference for the 2006 fiscal year
May 2, 2007	Annual General Meeting
May 11, 2007	Interim report first quarter of 2007
August 10, 2007	Interim report first half of 2007
November 14, 2007	Interim report first three quarters of 2007

As we cannot rule out changes to dates, we recommend that you check them at www.allianz.com/financialcalendar.

Allianz Group Selected Consolidated Financial Data

			June 30, 2006	December 31, 2005	Change %
Balance Sheet
Investments	€	mn	281,331	285,015	(1.3)
Loans and advances to banks and customers	€	mn	393,970	336,808	17.0
Total assets	€	mn	1,022,672	988,584	3.4
Liabilities to banks and customers	€	mn	349,485	310,316	12.6
Reserves for loss and loss adjustment expenses	€	mn	65,702	67,005	(1.9)
Reserves for insurance and investment contracts	€	mn	279,849	278,829	0.4
Shareholders’ equity	€	mn	40,323	39,487	2.1
Minority interests	€	mn	7,006	7,615	(8.0)

			Three months ended June 30,			Change %	Six months ended June 30,			Change %
			2006	2005			2006	2005
Income Statement
Total revenues1)	€	mn	24,067	23,693		1.6	53,708	51,955		3.4
Operating profit	€	mn	2,794	2,346		19.1	5,471	4,233		29.2
Income before income taxes and minority interests in earnings	€	mn	2,992	2,134		40.2	6,023	4,389		37.2
Net income	€	mn	2,279	1,390		64.0	4,058	2,714		49.5

Segments
Property-Casualty
Operating profit	€	mn	1,845	1,650		11.8	3,231	2, 864		12.8
Loss ratio		%	65.1	65.5		(0.4)pts	65.6	65.8		(0.2)pts
Expense ratio		%	26.8	26.6		0.2pts	27.7	27.2		0.5pts
Combined ratio		%	91.9	92.1		(0.2)pts	93.3	93.0		0.3pts
Life/Health
Operating profit	€	mn	527	472		11.7	1,250	989		26.4
Statutory expense ratio		%	9.9	8.9		1.0pts	9.0	7.9		1.1pts
Banking (Dresdner Bank)
Operating profit	€	mn	319	205		55.6	848	414		104.8
Cost-income ratio		%	81.0	88.6		(7.6)pts	77.2	84.4		(7.2)pts
Loan loss provisions	€	mn	(5)	54		—	28	(46)		—
Coverage ratio at June 302)%			58.5	62.1		(3.6)pts	58.5	62.1		(3.6)pts
Asset Management
(Allianz Global Investors)
Operating profit	€	mn	295	249		18.5	595	478		24.5
Cost-income ratio		%	58.9	60.7		(1.8)pts	59.0	59.8		(0.8)pts
Third-party assets under management at June 30	€	bn	721	7433)		(3.0)	721	743[3]	)	(3.0)

Share Information
Basic earnings per share			€5.62	3.61		55.7	10.02	7.11		40.9
Diluted earnings per share			€5.51	3.59		53.5	9.83	7.06		39.2
Share price at June 30			€123.52	127.94[3]	)	(3.5)	123.52	127.94[3]	)	(3.5)
Market capitalization at June 30	€	bn	50.2	51.9[3]	)	(3.3)	50.2	51.9[3]	)	(3.3)

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
2)	Represents total loan loss allowances as a percentage of total non-performing loans and potential problem loans.
3)	At December 31, 2005.

Allianz AG Ratings at June 30, 20061)

	Standard & Poor’s		Moody’s	A.M. Best
Insurer financial strength	AA-		Aa3	A+
Outlook	Positive		Stable	Stable
Counterparty credit	AA-		Not	aa-2)
Outlook	Positive		rated	Stable
Senior unsecured debt	AA-		Aa3	aa-
Outlook			Stable	Stable
Subordinated debt	A/A-[3]	)	A2	a+/a3)
Outlook			Stable	Stable
Commercial paper (short term) Outlook	A-1+		P-1 Stable	Not rated

1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Executive Summary

Momentum sustained in the second quarter.

•	Strong operating profit of €2.8 billion (+19.1% from a year ago) with all segments continuing to improve.

•	Combined ratio of 91.9% in Property-Casualty.

•	Double-digit growth of Life/Health operating profit, despite dip in sales.

•	Dresdner Bank grows operating revenues and operating profit dynamically.

•	Asset Management delivered seventh consecutive quarter of double-digit operating profit growth year-over-year.

•	Strong net income of €2.3 billion (+64.0%), after restructuring charges for our German insurance operations.

•	Full year outlook: Operating profit above €9.0 billion, net income between €5.5 billion and €6.0 billion.1)

Total Revenues2) in € bn	Net Income in € mn

Operating Profit in € mn	Shareholders’ Equity in € mn

1)	However, as always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our Outlook in the cautionary note regarding forward-looking statements, may severely impact our profitability.
2)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group’s Consolidated Results of Operations

Total Revenues1)

Our total revenues were €24.1 billion in 2Q 2006, up 1.6% from a year ago (1H 2006: year-over-year increase of 3.4% to €53.7 billion). In 2Q 2006, we experienced dynamic growth in operating revenues from our Banking and Asset Management segments, compared to the prior year period. Our Property-Casualty segment’s gross premiums written grew modestly and our Life/Health segment’s statutory premiums showed a slight decline. Internal total revenue growth year-over-year amounted to 1.7% in 2Q 2006 (1H 2006: 2.3%).

Total Revenues – Segments

in € mn

Property-Casualty We continued our commitment to focus on profitability and remained diligent in our risk selection. In 2Q 2006, this translated into an internal growth in gross premiums written year-over-year of 1.2% (1H 2006: decline of 0.1%), which was accompanied by another quarter of very strong underwriting profitability.

Life/Health Statutory premiums decreased 1.2% in 2Q 2006 compared to the prior year period. This was the net effect of the dynamic growth in statutory premiums in Europe and Asia-Pacific, which could, however, not fully compensate the marked shortfall in the United States. The decline in the United States occurred after several years of substantial rise and as a result of regulatory uncertainty concerning equity-indexed annuity products. On an internal growth basis, statutory premiums were down 1.4% (1H 2006: up 1.7%).

Banking Our Banking segment successfully sustained its operating revenue momentum and experienced dynamic growth to €1.7 billion in 2Q 2006, up 22.4% from a year earlier. Internal growth was comparable at 22.8% (1H 2006: 18.2%). At Dresdner Bank, all revenue categories and operating divisions contributed to this positive development.

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Asset Management In 1H 2006, we experienced net inflows of €15 billion and positive market effects of €3 billion, notwithstanding challenging market conditions. However, net inflows and positive market effects were more than offset by negative currency effects resulting in third-party assets of €721 billion at June 30, 2006. Strong net inflows throughout the previous quarters led to significant operating revenue growth year-over-year of 13.3% to €726 million in 2Q 2006. Internal growth was even higher at 16.0% (1H 2006: 19.3%).

Operating Profit

Operating profit improved significantly across all segments. Overall, growth compared to a year ago was 19.1% to €2.8 billion in 2Q 2006 (1H 2006: 29.2% year-over-year increase to €5.5 billion).

Operating Profit – Segments

in € mn

Property-Casualty Operating profit grew markedly by 11.8% year-over-year to €1.8 billion in 2Q 2006, mainly as a result of favorable loss development and an increase in interest and similar income. Our combined ratio of 91.9% and 93.3% in 2Q and 1H 2006, respectively, (2Q 2005: 92.1%, 1H 2005: 93.0%) remained at a competitive level, despite claims from natural catastrophes of €109 million and €150 million, respectively, (2Q 2005: €– million, 1H 2005: €31 million) benefiting from our careful risk selection and the positive developments of claims from prior years.

Life/Health In 2Q 2006, we continued to substantially increase our operating profit by 11.7% compared to the prior year period. A higher investment result was the main driver behind this positive development, stemming from both an increased asset base due to the growth of the segment in recent years and from improved yields. Increased realized gains compensated for the restructuring charges related to our German organization.

Banking We experienced dynamic operating profit growth in 2Q and 1H 2006 compared to last year. Correspondingly, our Banking segment’s and Dresdner Bank’s cost-income ratio improved strongly. Non-revenue-linked personnel expenses in 2Q 2006 decreased from a year ago, excluding the positive one-off effect in 2Q 2005 stemming from the release of provisions for employment anniversary payments.

Asset Management We successfully achieved significant year-over-year operating profit growth in 2Q and 1H 2006. Similar to our operating revenue growth, our operating profit also benefited from strong net inflows to third-party assets throughout the previous quarters. As operating expenses increased at a much lower rate than operating revenues, our Asset Management segment’s cost-income ratio further improved above its already competitive level to 59.1% and 59.3% in 2Q and 1H 2006, respectively.

Non-Operating Items

In aggregate, non-operating items amounted to an income of €198 million in 2Q 2006, compared to a charge of €212 million a year ago, only contributing approximately 7% to our income before income taxes and minority interests in earnings. The improvement in non-operating items was despite a €404 million negative impact from restructuring charges related primarily to our German insurance operations – with another €118 million being part of operating profit, more than compensated by higher realized capital gains.

In 2Q 2006, significant realized gains stemmed from the sale of our shareholdings in Schering AG. Similarly, in 1Q 2006, we leveraged strong equity capital markets and generated already more than our initial capital gains target for 2006. Overall, non-operating income from realized gains/losses (net) and impairments of investments (net) was €1.3 billion in 2Q 2006 and €2.1 billion in 1H 2006.

The impact from restructuring charges on non-operating items rose to €404 million in 2Q 2006 and €408 million in 1H 2006 (from €78 million and €83 million a year ago). This was primarily a result of restructuring charges at Allianz Deutschland AG in 2Q 2006 in connection with the reorganization of our German insurance operations. This reorganization is intended to help us to improve our competitiveness and offer our customers better service, while operating more efficiently. The structural changes at our German insurance operations announced in detail on June 22, 2006, are in line with with our repositioning plan as announced in September 2005 and the objectives of our “3+One” program.

Interest expense from external debt, acquisition-related expenses from our Asset Management segment, and other non-operating items, in aggregate, were up to €694 million in 2Q 2006 and €1.1 billion in 1H 2006 (2Q 2005: €572 million, 1H 2005: €941 million).

Net Income

We achieved a 64.0% year-over-year growth in our net income, which reached €2.3 billion in 2Q 2006. Similarly, net income for 1H 2006 was €4.1 billion, a 49.5% increase over the prior year period.

Income tax expenses in 2Q 2006 were down slightly by €48 million from a year earlier, albeit on a substantially higher income before income taxes and minority interests in earnings, reflecting a lower effective income tax rate of 11.9% (2Q 2005: 18.9%). Our income taxes and effective income tax rate in 2Q 2006 benefited from the tax-exemption of the significant capital gain in connection with the sale of our shareholdings in Schering previously mentioned. In 1H 2006, income taxes were €1.3 billion, up €266 million from a year ago, with a reduced effective income tax rate of 20.8% (1H 2005: 22.6%). The smaller decrease in our effective income tax rate in 1H 2006 compared to that in 2Q 2006 stemmed principally from the favorable taxation of a large gain in 1Q 2005 from the sale of our shareholdings in Gecina S.A.

Minority interests in earnings remained rather stable at €356 million in 2Q 2006 and at €709 million in 1H 2006.

The following graph sets forth the development of our basic and diluted earnings per share.

Earnings per Share

in €

1)	See Note 35 to our consolidated financial statements for further details regarding the dilutive effect.

The following tables summarize the total revenues and operating profit for each of our segments for the three and six months ended June 30, 2006 and 2005, respectively, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	9,682	9,597	11,931	12,072	1,706	1,394	726	641	—	—	22	(11)	24,067	23,693

Operating profit	1,845	1,650	527	472	266	215	297	252	(74)	(190)	(67)	(53)	2,794	2,346
Non-operating items	440	100	(17)	37	12	217	(134)	(173)	184	(381)	(287)	(12)	198	(212)

Income before income taxes and minority interests in earnings	2,285	1,750	510	509	278	432	163	79	110	(571)	(354)	(65)	2,992	2,134

Income taxes	(466)	(442)	(90)	(46)	(89)	(155)	(62)	8	80	231	270	(1)	(357)	(405)
Minority interests in earnings	(237)	(205)	(92)	(106)	(27)	(25)	(11)	(10)	(7)	(6)	18	13	(356)	(339)

Net income	1,582	1,103	328	357	162	252	90	77	183	(346)	(66)	(53)	2,279	1,390

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation Adjustments		Allianz Group
Six months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	23,831	23,740	24,753	23,952	3,654	3,083	1,477	1,208	—	—	(7)	(28)	53,708	51,955

Operating profit	3,231	2,864	1,250	989	813	444	601	483	(254)	(457)	(170)	(90)	5,471	4,233
Non-operating items	868	616	141	125	404	667	(270)	(337)	(27)	(504)	(564)	(411)	552	156

Income before income taxes and minority interests in earnings	4,099	3,480	1,391	1,114	1,217	1,111	331	146	(281)	(961)	(734)	(501)	6,023	4,389

Income taxes	(990)	(985)	(309)	(150)	(334)	(229)	(127)	(16)	234	384	270	6	(1,256)	(990)
Minority interests in earnings	(427)	(396)	(220)	(228)	(55)	(51)	(24)	(23)	(9)	(7)	26	20	(709)	(685)

Net income	2,682	2,099	862	736	828	831	180	107	(56)	(584)	(438)	(475)	4,058	2,714

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group’s Shareholders’ Equity and Invested Assets

Shareholders’ Equity

Since December 31, 2005, our shareholders’ equity has increased by 2.1% to €40.3 billion at June 30, 2006. Our strong net income more than compensated for significant negative market effects and dividends paid of €811 million. Due to the substantial decreases in market values of our available-for-sale debt securities, following the increase in market interest rates, our unrealized gains and losses (net) declined. Additionally, a weaker U.S. Dollar compared to the Euro at June 30, 2006 resulted in a rise in negative foreign currency translation adjustments from that at December 31, 2005.

The following graph sets forth the development of our shareholders’ equity in the first half of 2006.

Shareholders’ Equity

in € mn

1)	Consists of the following developments (in € mn): foreign currency translation adjustments (894); changes in the consolidated subsidiaries of the Allianz Group 21; treasury shares 1,275; net income 4,058; dividends paid (811); miscellaneous (347).

Invested Assets

In the following, we present the breakdown of invested assets owned and managed by our Property-Casualty, Life/Health and Banking segments by category and instruments.

Invested Assets – Property-Casualty: Allocation by Category and Instruments at June 30, 2006

Fair Values1) in € bn (Total: €96.8 bn)

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €3.3 bn, equity securities at €0.3 bn and derivative financial instruments at €0.7 bn.
3)	Includes associates and joint ventures at €0.5 bn, but does not include affiliates at €9.2 bn.
4)	Includes held-to-maturity investments at €0.6 bn.

Invested Assets – Life/Health: Allocation by Category and Instruments at June 30, 2006

Fair Values1) in € bn (Total: €274.3 bn)

1)	Held-to-maturity investments and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.
2)	Includes debt securities at €7.1 bn, equity securities at €2.9 bn and derivative financial instruments at €0.7 bn.
3)	Includes associates and joint ventures at €1.2 bn, but does not include affiliates at €3.1 bn.
4)	Includes held-to-maturity investments at €4.0 bn.

Invested Assets – Banking: Trading Portfolio Allocation at June 30, 2006

Fair Values in € bn

Corporate Segment

Operating profit improved to a loss of €74 million in 2Q 2006 and €254 million in 1H 2006 from a loss of €190 million and €457 million, respectively, in the prior year periods, reflecting substantially higher operating revenues while operating expenses were relatively stable. The increase in operating revenues stemmed primarily from higher interest and similar income, due to higher dividends received from investments.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Operating revenues	426	331	725	589
Interest expense, excluding interest expense from external debt1)	(142)	(226)	(315)	(399)
Acquisition and administrative expenses (net)	(167)	(96)	(323)	(217)
Other operating expenses	(191)	(199)	(341)	(430)

Operating expenses	(500)	(521)	(979)	(1,046)

Operating profit	(74)	(190)	(254)	(457)

Income from financial assets and liabilities held for trading (net)	(56)	(149)	(152)	(153)
Realized gains/losses (net)	427	2	497	108
Impairments of investments (net)	9	(4)	22	(36)
Interest expense from external debt1)	(196)	(230)	(394)	(423)
Non-operating items	184	(381)	(27)	(504)

Income before income taxes and minority interests in earnings	110	(571)	(281)	(961)

1)	The total of these items equals interest expense in the segment income statement in Note 3 to the consolidated financial statements.

Events After the Balance Sheet Date

See Note 39 to our consolidated financial statements.

Property-Casualty Insurance Operations

Continued underwriting excellence.

•	Selective volume growth with a focus on profitability delivers results.

•	Combined ratio of 91.9% in 2Q 2006 reflects underwriting discipline and favorable loss development.

•	High interest and dividend income.

•	Particularly high operating profit growth at our operations in the United States and France.

Earnings Summary

Gross Premiums Written by Region1)

in € bn

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our speciality lines have been allocated to the respective geographic regions.

Gross Premiums Written – Growth Rates1)

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)	Comprise “Other Europe”.

Gross Premiums Written

2006 to 2005 Three Month Comparison

Notwithstanding an environment where price depression was prevalent in some markets, profitability remained our focus. We accept only those risks which we believe will produce adequate returns. As a result of these continued and successful efforts, our gross premiums written grew only modestly from €9,597 million to €9,682 million. Based on internal growth, gross premiums written increased 1.2%.

Positive developments were primarily experienced by our entities in the United States, Spain, South America and New Europe, our growth markets in Central and Eastern Europe, with additional gross premiums written of €51 million (5.1%), €38 million (8.9%), €37 million (23.1%) and €28 million (7.1%), respectively. In 2Q 2006, our growth markets in Asia-Pacific and in New Europe, together with the markets in South America accounted for 11% of our gross premiums written in the segment.

In the United States, our operations benefited from growth in our crop line, largely as a result of earlier underwriting of a significant book of business. The positive trend in Spain occurred primarily within our industrial lines, where we established sound growth with customers in the engineering and transportation sectors. In South America, growth mainly stemmed from Brazil, driven by a good performance of the fleet business and the increase of new car sales. Additionally, foreign currency effects, in particular the appreciation of the Brazilian Real compared to the Euro, contributed to the growth in gross premiums written in South America. Largely as a result of strong sales performance within the Polish and Romanian motor markets, we continued to expand our presence within New Europe.

These increases were offset by decreased gross premiums written in other countries, where keeping up profitability in more difficult market conditions required concessions to volume growth.

In France, our third largest property-casualty market, AGF’s gross premiums written declined by 3.4% to €1,132 million, mainly as a result of price pressure negatively affecting our large client business and, to a lesser degree, lower volume in our individual motor business.

The decline under specialty lines by €294 million (12.9%) was almost exclusively due to lower assumed gross premiums written at Allianz Re. Allianz Re primarily comprises the reinsurance business assumed by Allianz AG, in particular from our property-casualty subsidiaries. Gross premiums written volume at Allianz Re declined €260 million to €648 million, mainly impacted by the change of an intra-Allianz Group reinsurance contract, resulting in increased aggregate loss retention levels of participating entities. This effect, however, is consolidated at the segment level and therefore eliminated.

Within our German property-casualty business, our primary market, gross premiums written were challenged by lower volume within our motor business, compensated by sound development in our casualty line, leaving our gross premiums written relatively stable at €1,698 million.

2006 to 2005 Six Month Comparison

For the first six months of 2006, our gross premiums written remained stable at €23,831 million. However, we were able to achieve growth particularly in the United States, Spain and South America. While maintaining our strategy of selective and profitable growth, our German and United Kingdom operations recorded slight decreases. Based on internal growth, our gross premiums written declined marginally by 0.1%.

Operating Profit

Operating Profit

in € mn

2006 to 2005 Three Month Comparison

Our operating profit increased markedly by 11.8% to €1,845 million, as a result of a favorable calendar year loss development and an increase in interest and similar income. Our top five contributing entities included Allianz Sach in Germany at €350 million, Fireman’s Fund in the United States at €227 million, RAS in Italy at €169 million, AGF in France at €139 million and our credit insurance activities combined within our Euler Hermes brand at €122 million. The strongest improvements, by markets, occurred in our operations within the United States (€61 million), France (€57 million) and at our credit insurance operations (€31 million).

Premiums earned (net) declined slightly to €9,358 million, due to increased reinsurance rates for our industrial and marine & aviation business, following the significant natural catastrophe losses in 2005.

Interest and similar income exhibited a considerable increase of 12.2% to €1,257 million, primarily reflecting growth in income at our operations in Germany and France as a result of higher dividend and bond yields.

Claims and insurance benefits incurred (net) decreased slightly by 0.9% to €6,090 million, a consequence of favorable loss development of reserves concerning prior years, especially in the United States at Fireman’s Fund and at Allianz Re. In the context of our sustainability program we have reviewed and improved our claims management process in many companies, which has begun to pay off. Our calendar year loss ratio declined to 65.1% (2Q 2005: 65.5%). On an accident year basis, claims slightly increased by 2.2% to €6,512 million, producing an accident year loss ratio of 69.6% (2Q 2005: 67.9%), mainly driven by claims from natural catastrophes of €109 million (2Q 2005: €– million) and single large claims from our industrial business.

Acquisition and administrative expenses (net) remained relatively stable at €2,511 million, with only a slight rise in administrative expenses at Fireman’s Fund in the United States as well as within our German operations. This development, together with a marginal depression in our premiums earned (net) as a result of hardened reinsurance pricing conditions, caused our expense ratio to rise slightly by 0.2 percentage points to 26.8% (2Q 2005: 26.6%).

Driven by the improvement of our loss ratio, our combined ratio reached 91.9%, 0.2 percentage points lower, further solidifying our competitive position within the property-casualty market.

2006 to 2005 Six Month Comparison

Consistent with our 2Q success, we succeeded in increasing operating profit in the first six months of 2006 by 12.8% to €3,231 million. A major driver was the growth in interest and similar income, in particular at our German property-casualty business and AGF in France. Conversely, our combined ratio in the first six months of 2006 increased marginally to 93.3%, largely due to the increase in our expense ratio in 1Q 2006 from higher commission payments.

Non-Operating Items

2006 to 2005 Three Month Comparison

Income from our non-operating items increased to €440 million. This development was primarily attributable to significantly increased realized gains/losses (net) from investments, not shared with policyholders, largely as the result of gains from the sale of our participation in Schering AG. To a lesser degree, we realized gains in Austria through the sale of our real estate portfolio and at our subsidiary Lloyd Adriatico in Italy, where we disposed of Banca Antonveneta shares. Conversely, impairments of investments (net), not shared with policyholders increased from €25 million to €80 million, as stock markets around the world trended lower.

The increased realizations of investments gains were partially offset by overall costs of €354 million recorded as restructuring charges. At an amount of €333 million, these charges were incurred in connection with the reorganization of our German insurance operations, which unites our German property-casualty and life/health businesses within the new entity Allianz Deutschland AG (or “ADAG”). This reorganization is intended to help us to improve our competitiveness and offer better service to our customers, while operating more efficiently. The structural changes, which were announced in detail on June 22, 2006, are in line with our repositioning plan as announced in September 2005 and the objectives of our “3+One” program. Additionally, RAS in Italy recorded restructuring costs of €21 million.

2006 to 2005 Six Month Comparison

Income from our non-operating items for the first-half of 2006 was driven by similar measures as those previously mentioned for 2Q. In particular, by increased realized gains/losses (net) from investments, not shared with policyholders, especially through our sale of our participation in Schering AG in 2Q. Additionally, while restructuring charges, primarily in connection with the reorganization of our German operations, resulted in charges of €356 million, net realizations on investments proved a compensating balance, driving our non-operating income up by 40.9% to €868 million.

Net Income

2006 to 2005 Three Month Comparison

Net income increased by 43.4% to €1,582 million, driven both by our marked growth in operating profit and a significantly improved non-operating income.

Income tax expenses amounted to €466 million, rising slightly. However, largely due to higher tax-exempt income, in particular the realized gain from the sale of our participation in Schering AG, our effective tax rate declined to 20.4% (2Q 2005: 25.3%).

Minority interests in earnings rose slightly to €237 million as a result of significantly higher earnings at AGF in France, which more than compensated lower earnings attributable to third-party shareholders at RAS in Italy following the buy-out of minorities in late 2005.

2006 to 2005 Six Month Comparison

Driven both by our further enhanced operating profitability and significantly improved non-operating income, our net income for the first six months of 2006 was up significantly by 27.8% to €2,682 million. Due to the effects of a relatively higher share of tax-exempt income, our effective tax rate decreased to 24.2% (1H 2005: 28.3%).

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the three and six months ended June 30, 2006 and 2005, respectively.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Gross premiums written1)	9,682	9,597	23,831	23,740
Ceded premiums written	(1,230)	(1,161)	(2,942)	(2,859)
Change in unearned premiums	906	950	(2,190)	(2,355)

Premiums earned (net)	9,358	9,386	18,699	18,526
Interest and similar income	1,257	1,120	2,179	1,987
Income from financial assets and liabilities designated at fair value through income (net)2)	6	35	42	56
Realized gains/losses (net) from investments, shared with policyholders3)	11	72	36	86
Fee and commission income	265	270	517	486
Other income	24	17	38	21

Operating revenues	10,921	10,900	21,511	21,162

Claims and insurance benefits incurred (net)	(6,090)	(6,144)	(12,272)	(12,184)
Changes in reserves for insurance and investment contracts (net)	(121)	(211)	(193)	(334)
Interest expense	(66)	(115)	(129)	(195)
Loan loss provisions	(2)	—	(3)	—
Impairments of investments (net), shared with policyholders4)	(13)	(2)	(17)	(4)
Investment expenses	(67)	(102)	(115)	(195)
Acquisition and administrative expenses (net)	(2,511)	(2,496)	(5,174)	(5,048)
Fee and commission expenses	(205)	(175)	(375)	(332)
Other expenses	(1)	(5)	(2)	(6)

Operating expenses	(9,076)	(9,250)	(18,280)	(18,298)

Operating profit	1,845	1,650	3,231	2,864

Income from financial assets and liabilities held for trading (net)2)	(1)	(6)	3	(1)
Realized gains/losses (net) from investments, not shared with policyholders3)	878	193	1,317	718
Impairments of investments (net), not shared with policyholders4)	(80)	(25)	(89)	(30)
Amortization of intangible assets	(3)	(4)	(7)	(9)
Restructuring charges	(354)	(58)	(356)	(62)

Non-operating items	440	100	868	616

Income before income taxes and minority interests in earnings	2,285	1,750	4,099	3,480

Income taxes	(466)	(442)	(990)	(985)
Minority interests in earnings	(237)	(205)	(427)	(396)

Net income	1,582	1,103	2,682	2,099

Loss ratio5) in %	65.1	65.5	65.6	65.8
Expense ratio6) in %	26.8	26.6	27.7	27.2

Combined ratio7) in %	91.9	92.1	93.3	93.0

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement in Note 3 to the consolidated financial statements.
3)	The total of these items equals realized gains/losses (net) in the segment income statement in Note 3 to the consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Property-Casualty Operations by Geographic Region

The following tables set forth our property-casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the three and six months ended June 30, 2006 and 2005, respectively. Consistent with our general practice, gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio				Loss ratio				Expense ratio				Operating Profit
	€ mn		€ mn		%				%				%				€ mn
Three months ended June 30,	2006	2005	2006	2005	2006		2005		2006		2005		2006		2005		2006		2005
Germany1)	1,698	1,681	1,866	1,763	92.8		89.4		66.8		64.3		26.0		25.1		350		372
France	1,132	1,172	1,092	1,092	98.6		101.9		71.1		73.3		27.5		28.6		139		82
Italy	1,373	1,355	1,242	1,229	93.5		96.4		70.3		71.0		23.2		25.4		250		231
United Kingdom	648	658	462	478	94.6		94.3		65.6		63.1		29.0		31.2		71		80
Switzerland	284	260	432	429	94.9		88.3		72.8		69.8		22.1		18.5		54		62
Spain	464	426	417	384	90.0		91.5		70.6		71.2		19.4		20.3		64		53

Other Europe, thereof:	1,199	1,207	1,026	1,035	84.9		91.6		57.1		63.4		27.8		28.2		271		195
Netherlands	227	247	206	210	87.3		92.3		55.1		59.4		32.2		32.9		47		42
Austria	200	204	188	195	96.9		100.5		70.1		75.7		26.8		24.8		36		24
Ireland	176	184	153	165	65.9		80.7		42.5		57.9		23.4		22.8		68		44
Belgium	85	84	75	73	98.7		103.0		63.3		63.3		35.4		39.7		14		9
Portugal	68	74	64	69	86.5		93.5		60.9		67.4		25.6		26.1		13		8
Greece	19	18	12	11	78.0		86.7		49.1		53.0		28.9		33.7		3		2

Western and Southern Europe	775	811	698	723	86.0		93.0		57.6		64.5		28.4		28.5		186[3]	)	128[3]	)

Hungary	124	134	123	124	83.2		102.9		55.9		70.5		27.3		32.4		36		18
Slovakia	59	52	60	60	64.3		62.0		36.9		41.9		27.4		20.1		27		28
Czech Republic	57	56	44	40	82.1		91.0		63.0		68.1		19.1		22.9		9		5
Poland	71	60	49	37	83.8		86.9		49.8		54.7		34.0		32.2		9		6
Romania	67	49	24	29	103.8		83.3		97.9		66.2		5.9		17.1		1		5
Bulgaria	23	23	15	9	88.9		56.4		50.7		21.4		38.2		35.0		2		4
Croatia	18	17	13	11	95.0		98.6		62.5		63.4		32.5		35.2		1		1
Russia	5	5	—	2	90.4		70.6		37.8		19.6		52.6		51.0		—		—

New Europe	424	396	328	312	82.4		88.4		55.9		60.7		26.5		27.7		85		67

NAFTA, thereof:	1,094	1,051	862	848	83.9		89.6		50.3		59.5		33.6		30.1		232		168
United States	1,053	1,002	838	827	83.7		90.2		49.8		60.0		33.9		30.2		227		166
Mexico	41	49	24	21	93.5		65.0		69.5		39.6		24.0		25.4		5		2

Asia-Pacific, thereof:	447	431	336	321	86.7		82.4		59.5		56.1		27.2		26.3		88		102
Australia	368	363	301	291	85.9		82.1		60.1		56.9		25.8		25.2		83		96
Other	79	68	35	30	93.5		87.5		54.1		50.2		39.4		37.3		5		6

South America	197	160	148	119	102.0		94.4		64.8		61.4		37.2		33.0		15		15

Other	30	25	14	8	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	— [4]	)	3		2

Specialty Lines
Alllianz Re1)	648	908	564	746	94.3		88.4		72.2		65.6		22.1		22.8		75		70
Credit Insurance	398	425	283	251	77.3		81.9		50.9		50.4		26.4		31.5		122		91
Allianz Global Corporate & Specialty1)	687	690	368	432	103.1		91.0		72.0		66.2		31.1		24.8		66		78
Travel Insurance and Assistance Services	249	253	239	241	98.9		93.0		58.5		56.3		40.4		36.7		25		26

Subtotal	10,548	10,702	9,351	9,376	—		—		—		—		—		—		1,825		1,627

Consolidation adjustments2)	(866)	(1,105)	7	10	—		—		—		—		—		—		20		23

Total	9,682	9,597	9,358	9,386	91.9		92.1		65.1		65.5		26.8		26.6		1,845		1,650

1)	With effect from 1Q 2006, we have combined the activities of the former Allianz Global Risk Re and Allianz Marine & Aviation, as well as the corporate customer business of Allianz Sach, which was formerly included within Germany. Additionally, with effect from 2Q 2006, we have included Allianz Global Re US, which was formerly presented within NAFTA, within the newly combined entity Allianz Global Corporate & Specialty. Further, with effect from 2Q 2006, we present our property-casualty assumed reinsurance business, primarily attributable to Allianz AG and formerly included within Germany, as Allianz Re within our specialty lines. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
2)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
3)	Contains run-off of a former operating entity located in Luxembourg of €5 mn in 2006 and €(1) mn in 2005.
4)	Presentation not meaningful.

	Gross premiums written		Premiums earned (net)		Combined ratio				Loss ratio			Expense ratio				Operating profit
	€ mn		€ mn		%				%			%				€ mn
Six months ended June 30,	2006	2005	2006	2005	2006		2005		2006	2005		2006		2005		2006		2005
Germany1)	5,896	5,987	3,558	3,477	91.9		89.4		64.2	62.2		27.7		27.2		670		686
France	2,845	2,867	2,206	2,195	99.8		103.3		72.7	75.3		27.1		28.0		216		87
Italy	2,620	2,596	2,447	2,418	95.1		97.3		71.6	71.3		23.5		26.0		358		346
United Kingdom	1,227	1,290	919	958	96.7		95.1		66.7	64.1		30.0		31.0		127		148
Switzerland	1,241	1,253	868	854	95.6		91.7		71.5	68.9		24.1		22.8		118		100
Spain	1,121	1,057	812	748	90.7		92.1		71.6	72.5		19.1		19.6		123		102

Other Europe, thereof:	2,854	2,855	2,067	2,051	89.9		91.8		62.1	63.7		27.8		28.1		406		359
Netherlands	545	558	403	410	90.3		93.0		57.3	61.2		33.0		31.8		74		70
Austria	557	563	380	383	103.3		99.3		78.3	74.5		25.0		24.8		29		45
Ireland	374	399	306	326	78.8		85.5		55.1	63.0		23.7		22.5		95		73
Belgium	206	202	149	144	100.2		103.1		64.3	64.6		35.9		38.5		23		16
Portugal	152	162	130	139	86.9		91.2		63.2	66.5		23.7		24.7		24		17
Greece	38	37	23	22	86.4		86.2		57.2	53.7		29.2		32.5		4		4

Western and Southern Europe	1,872	1,921	1,391	1,424	92.0		93.8		63.8	66.0		28.2		27.8		259[3]	)	223[3]	)

Hungary	316	319	250	256	87.6		95.7		60.3	66.1		27.3		29.6		63		49
Slovakia	152	175	122	122	72.4		68.4		42.0	38.4		30.4		30.0		44		48
Czech Republic	139	130	87	78	86.0		91.8		65.1	70.4		20.9		21.4		14		11
Poland	143	120	97	73	90.0		88.2		57.5	55.5		32.5		32.7		12		11
Romania	138	103	60	57	95.3		86.4		82.1	65.5		13.2		20.9		4		8
Bulgaria	43	43	31	16	81.1		64.1		47.4	25.4		33.7		38.7		7		8
Croatia	40	34	27	22	95.8		96.7		64.1	61.7		31.7		35.0		2		1
Russia	11	10	2	3	69.0		57.0		31.0	12.0		38.0		45.0		1		—

New Europe	982	934	676	627	85.6		87.3		58.6	58.5		27.0		28.8		147		136

NAFTA, thereof:	2,146	2,011	1,772	1,684	87.4		90.2		55.5	60.1		31.9		30.1		434		318
United States	2,054	1,932	1,723	1,643	87.0		90.9		54.9	60.7		32.1		30.2		426		313
Mexico	92	79	49	41	101.3		63.5		76.9	38.1		24.4		25.4		8		5

Asia-Pacific, thereof:	860	807	670	626	94.2		90.5		67.5	64.6		26.7		25.9		130		151
Australia	703	669	601	568	94.1		90.1		68.8	65.5		25.3		24.6		121		143
Other	157	138	69	58	94.3		93.8		55.9	55.4		38.4		38.4		9		8

South America	423	312	300	225	102.5		97.3		65.7	62.3		36.8		35.0		27		31

Other	72	63	26	23	— [4]	)	— [4]	)	—	— [4]	)	— [4]	)	— [4]	)	4		3

Specialty Lines
Allianz Re1)	2,377	2,645	1,279	1,467	94.7		89.8		63.0	63.1		31.7		26.7		145		163
Credit Insurance	866	898	543	492	79.1		76.4		52.3	48.4		26.8		28.0		217		186
Allianz Global Corporate & Specialty1)	1,557	1,594	757	843	92.8		93.5		67.2	69.2		25.6		24.3		211		112
Travel Insurance and Assistance Services	515	505	470	453	100.2		94.3		60.1	59.5		40.1		34.8		47		46

Subtotal	26,620	26,740	18,694	18,514	—		—		—	—		—		—		3,233		2,838

Consolidation adjustments2)	(2,789)	(3,000)	5	12	—		—		—	—		—		—		(2)		26

Total	23,831	23,740	18,699	18,526	93.3		93.0		65.6	65.8		27.7		27.2		3,231		2,864

1)	With effect from 1Q 2006, we have combined the activities of the former Allianz Global Risk Re and Allianz Marine & Aviation, as well as the corporate customer business of Allianz Sach, which was formerly included within Germany. Additionally, with effect from 2Q 2006, we have included Allianz Global Re US, which was formerly presented within NAFTA, within the newly combined entity Allianz Global Corporate & Specialty. Further, with effect from 2Q 2006, we present our property-casualty assumed reinsurance business, primarily attributable to Allianz AG and formerly included within Germany, as Allianz Re within our specialty lines. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
2)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
3)	Contains run-off of a former operating entity located in Luxembourg of €10 mn in 2006 and €(2) mn in 2005.
4)	Presentation not meaningful.

Life/Health Insurance Operations

Operating profit up 11.7%.

•	Dynamic statutory premium growth in Asia-Pacific and Europe could not fully compensate the dip in sales in the United States.

•	Higher investment result drove operating profit.

•	Restructuring charges fully funded.

Earnings Summary

Statutory Premiums by Regions1)

in € bn

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory Premiums – Grouth Rates1)

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)	Comprise “Other Europe”.

Statutory Premiums

2006 to 2005 Three Month Comparison

Our statutory premiums base remains sound; we experienced a slight decline in 2Q by 1.2% to €11,931 million. This was the net result of a quarter during which most of our major life insurance markets continued to enjoy very dynamic growth, offset by declines particularly in the United States and to a lesser degree in Italy. Based on internal growth, our statutory premiums decreased by 1.4%.

At Germany Life, our operating entities experienced strong production of new business leading to a total statutory premiums growth in 2Q of 20.7% to €3,075 million, after an already excellent 2Q 2005. This success was primarily driven by the sale of single premium products, including the limited offer of an innovative and very successful equity-indexed product on the German market. Additionally, recurring premiums picked up significantly due to the sales success of our government-sponsored pension products and unit linked contracts.

In France, our entities continued to enjoy the sales momentum achieved through our proprietary financial advisors network and through partnerships with independent advisors, driving a 6.9% rise with statutory premiums written reaching €1,474 million. Our Korean entity, Allianz Life Insurance Co. Ltd., furthered its successful marketing efforts, as evidenced by a significant increase in statutory premiums written of 49.1% to €522 million, also driven by the launch of equity-indexed products.

Within New Europe, our growth markets in Central and Eastern Europe, our Polish operations continued to benefit from a successful sales campaign with a bank partner in 1Q 2006, evidenced by statutory premiums written which tripled to €62 million in 2Q.

Conversely, in the United States, statutory premiums written decreased by 27.4% to €2,204 million compared to a strong 2Q 2005, as the sale of equity-indexed annuity products fell short of their prior year success. This development was largely due to uncertainty in part of our broker-dealer distribution channel following the introduction of new regulation by the National Association of Securities Dealers on the supervision of sales of equity-indexed annuities. However, the statutory premium written volume in the United States continues to maintain a sound base and remains a key market for us. In Italy, the picture was mixed: RAS maintained strong statutory premium volume in a market environment prevalent with lower sales of unit linked life products due to uncertainty among investors in response to the high volatility of capital markets in 2Q 2006. At Lloyd Adriatico, we experienced a slowdown of sales through the bancassurance channel, which ultimately led to a decline in statutory premiums written in Italy of 8.6% to €2,362 million.

2006 to 2005 Six Month Comparison

In contrast to the overall development in 2Q, our statutory premiums written increased by 3.3% to €24,753 million, driven in particular by strong sales within Germany Life, France, South Korea and New Europe. However, the trend in statutory premiums written in the United States and Italy did not vary from that of 2Q. Based on internal growth, our statutory premiums written increased by 1.7%.

Operating Profit

Operating Profit

in € mn

2006 to 2005 Three Month Comparison

Our operating profit rose by 11.7% to €527 million in 2Q, despite restructuring charges related to the reorganization of our German insurance business. This development was primarily the result of a significant rise in investment income, which was due to both a higher asset base and increased yields.

The markets which contributed strongest to operating profit were our German Life subsidiaries at €113 million, Italy at €109 million, France at €101 million and Germany Health at €46 million. The strongest improvements occurred within our primary market of Germany at our life and health operations, with increases of €100 million and €16 million, respectively.

Interest and similar income developed favorably with an increase of 11.8% to €3,698 million, driven by higher dividend distributions from equity investments at Germany Life, as well as higher interest income from bonds at our French and American entities through increased yields and larger investment volumes.

Within income from financial assets and liabilities carried at fair value through income (net) especially our French operating entities exhibited negative fair value changes, leading to an overall increase of charges by €189 million to €216 million.

Our realized gains/losses (net) from investments, shared with policyholders more-than-tripled to €947 million in 2Q, as we maximized opportunities within the capital markets for the realization of capital gains. The increase was in particular due to the sale of our participation in Schering AG within Germany Life. To a lesser degree, our French entities also benefited from a rise in realized investment gains.

Conversely, impairments of investments (net), shared with policyholders rose substantially from €31 million to €210 million, as stock markets around the world trended lower. Similarly, investment expenses increased significantly to €211 million, primarily from disproportionately higher foreign exchange losses than foreign exchange gains on available-for-sale debt securities at Germany Life, driven by the year-on-year decline of the U.S. Dollar to the Euro.

Changes in reserves for insurance and investment contracts (net) rose by 26.2% to €2,950 million. This increase was primarily attributable to the sale of our participation in Schering AG within Germany Life, of which the associated realized gain is allocated largely to our policyholders. Additionally, though to a lesser degree, this movement was driven by new business volume both from traditional and investment-oriented policies, especially within our German operations.

Acquisition and administrative expenses (net) increased markedly by 9.9% to €1,153 million, caused in particular by a rise in acquisition expenses due to new business written at our German Life operations as well as higher amortization of deferred acquisition costs due to the business in force volume growth of recent years. Consequently, our statutory expense ratio increased by 1.0 percentage points to 9.9% (2Q 2005: 8.9%).

Overall charges of €118 million were recorded for operating restructuring charges. These charges were incurred in connection with the reorganization of our German insurance operations, which unites our German property-casualty and life/health businesses within the new entity Allianz Deutschland AG (or “ADAG”). This reorganization is intended to help us to improve our competitiveness and offer better service to our customers, while operating more efficiently. The structural changes, which were announced in detail on June 22, 2006, are in line with our repositioning plan as announced in September 2005 and the objectives of our “3+One” program. Of the total amount, €71 million was recorded within Germany Life and €47 million within Germany Health.

2006 to 2005 Six Month Comparison

Operating profit was up by 26.4% to €1,250 million. Favorable developments were experienced in particular by our German and French life entities. One of the key drivers of this development was interest and similar income, which showed a significant increase, primarily through higher dividend payments from equity investments. To a lesser degree, operating profit was up due to higher realized gains/losses (net) from investments, shared with policyholders, especially from the sales transaction of Schering AG shares in 2Q 2006.

Non-Operating Items

2006 to 2005 Three Month Comparison

Non-operating items were down by €54 million to a charge of €17 million. This development resulted from charges for non-operating restructuring charges of €43 million in connection with the restructuring of our German life and health businesses, as previously indicated. To a lesser degree, the decline in non-operating items was also attributable to lower realized gains/losses (net) from investments, not shared with policyholders, which fell €29 million to €27 million as a result of lower gains at our Italian, Dutch and South Korean life entities.

2006 to 2005 Six Month Comparison

In contradiction to the development in 2Q, during the first six months of 2006 we recorded an €16 million increase in non-operating income to €141 million, primarily from increased realized gains/losses (net) from investments, not shared with policyholders, as we had recorded gains in 1Q 2006 from the sale of a strategic equity portfolio and a sales company at Allianz Life in the United States. However, non-operating restructuring charges in 2Q 2006 within our German life and health businesses were an offsetting measure to this development.

Net Income

2006 to 2005 Three Month Comparison

Despite a stable income before income taxes and minority interests in earnings, our net income declined by 8.1% to €328 million, impacted primarily by higher income taxes in 2Q 2006 resulting from the absence of a favorable tax settlement which occurred in the prior year period.

Income taxes nearly doubled to €90 million, significantly driving up our effective tax rate to 17.6% (2Q 2005: 9.0%). In 2Q 2005, our income taxes benefited from a favorable tax settlement at Allianz Life in the United States.

Minority interests in earnings were down 13.2% to €92 million, mainly through lower minority interest at RAS in Italy resulting from the buy-out of minority shares at our Italian subsidiary in late 2005.

2006 to 2005 Six Month Comparison

Net income for the first six months of 2006 rose by 17.1%, driven by a strong operating profit development, primarily caused by increased dividend income from equity investments. At the same time, our non-operating items were also up over the first six months 2005, as increased realized gains/losses (net) from investments, not shared with policyholders more-than-offset higher non-operating restructuring charges for our German reorganization.

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the three and six months ended June 30, 2006 and 2005, respectively.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	11,931	12,072	24,753	23,952
Ceded premiums written	(213)	(211)	(409)	(442)
Change in unearned premiums	(28)	(25)	(86)	(54)

Statutory premiums (net)	11,690	11,836	24,258	23,456
Deposits from SFAS 97 insurance and investment contracts	(6,874)	(7,231)	(14,346)	(13,684)

Premiums earned (net)	4,816	4,605	9,912	9,772
Interest and similar income	3,698	3,309	6,745	6,121
Income from financial assets and liabilities carried at fair value through income (net)	(216)	(27)	(185)	(4)
Realized gains/losses (net) from investments, shared with policyholders2)	947	277	2,050	1,644
Fee and commission income	162	114	291	206
Other income	7	20	13	29

Operating revenues	9,414	8,298	18,826	17,768

Claims and insurance benefits incurred (net)	(4,103)	(4,132)	(8,796)	(8,854)
Changes in reserves for insurance and investment contracts (net)	(2,950)	(2,337)	(5,598)	(5,480)
Interest expense	(73)	(119)	(137)	(223)
Loan loss provisions	1	(2)	1	(3)
Impairments of investments (net), shared with policyholders	(210)	(31)	(245)	(53)
Investment expenses	(211)	(124)	(368)	(246)
Acquisition and administrative expenses (net)	(1,153)	(1,049)	(2,195)	(1,858)
Fee and commission expenses	(70)	(32)	(120)	(62)
Operating restructuring charges3)	(118)	—	(118)	—

Operating expenses	(8,887)	(7,826)	(17,576)	(16,779)

Operating profit	527	472	1,250	989

Realized gains/losses (net) from investments, not shared with policyholders2)	27	56	186	147
Amortization of intangible assets	(1)	(4)	(2)	(7)
Non-operating restructuring charges3)	(43)	(15)	(43)	(15)

Non-operating items	(17)	37	141	125

Income before income taxes and minority interests in earnings	510	509	1,391	1,114

Income taxes	(90)	(46)	(309)	(150)
Minority interests in earnings	(92)	(106)	(220)	(228)

Net income	328	357	862	736

Statutory expense ratio4) in %	9.9	8.9	9.0	7.9

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals realized gains/losses (net) in the segment income statement in Note 3 to the consolidated financial statements.
3)	The total of these items equals restructuring charges in the segment income statement in Note 3 to the consolidated financial statements.
4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Life/Health Operations by Geographic Region

The following tables set forth our life/health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the three and six months ended June 30, 2006 and 2005, respectively. Consistent with our general practice, statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio				Operating profit
	€ mn		€ mn		%				€ mn
Three months ended June 30,	2006	2005	2006	2005	2006		2005		2006	2005
Germany Life	3,075	2,547	2,317	2,043	9.5		9.2		113	13
Germany Health2)	772	762	772	762	7.6		8.9		46	30
Italy	2,362	2,584	280	233	6.9		5.6		109	127
France	1,474	1,379	425	406	15.1		14.4		101	117
Switzerland	178	204	80	93	12.8		14.2		13	6
Spain	174	149	122	126	9.3		6.4		20	17

Other Europe, thereof:	536	480	313	295	16.6		16.2		60	49
Netherlands	104	95	35	38	11.9		16.3		12	7
Austria	83	78	64	65	15.5		10.0		9	9
Belgium	116	144	69	69	14.2		10.5		16	18
Portugal	25	17	16	13	16.2		20.2		5	4
Luxembourg	12	7	8	6	13.4		27.6		1	1
Greece	24	23	16	14	22.1		23.4		—	—

Western and Southern Europe	364	364	208	205	14.4		13.3		43	39

Hungary	22	23	18	18	27.4		25.1		4	4
Slovakia	45	36	34	32	19.2		22.6		7	1
Czech Republic	19	17	13	13	19.3		18.9		2	2
Poland	62	22	21	13	19.8		35.7		2	1
Romania	5	4	4	2	46.8		23.2		—	1
Bulgaria	6	4	5	4	17.2		9.4		1	1
Croatia	11	10	8	8	23.6		26.7		1	—
Russia	2	—	2	—	4.7		— [5]	)	—	—

New Europe	172	116	105	90	21.2		25.0		17	10

United States	2,204	3,037	80	145	7.6		4.4		32	90

Asia-Pacific, thereof:	1,043	798	308	293	11.0		13.8		20	1
South Korea	522	350	248	242	15.8		24.3		13	1
Taiwan	445	393	27	20	3.3		3.0		5	(1)
Malaysia	28	33	22	18	23.7		17.5		2	1
Indonesia	19	16	7	8	29.3		22.7		1	—
Other	29	6	4	5	18.4		30.2		(1)	—

South America	42	33	12	8	18.1		19.4		(1)	(1)

Other3)	129	207	105	200	— [5]	)	— [5]	)	38	24

Subtotal	11,989	12,180	4,814	4,604	—		—		551	473

Consolidation adjustments4)	(58)	(108)	2	1	—		—		(24)	(1)

Total	11,931	12,072	4,816	4,605	9.9		8.9		527	472

1)	Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Loss ratios were 63.7% and 68.5% for the three months ended June 30, 2006 and 2005, respectively.
3)	Contains, among others, the life/health business assumed by Allianz AG, which was previously reported under Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
5)	Presentation not meaningful.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio				Operating profit
	€ mn		€ mn		%				€ mn
Six months ended June 30,	2006	2005	2006	2005	2006		2005		2006	2005
Germany Life	6,204	5,665	4,898	4,742	9.1		6.9		246	169
Germany Health2)	1,541	1,517	1,542	1,518	7.3		9.2		99	75
Italy	4,631	4,928	522	489	6.4		5.3		203	183
France	2,934	2,587	798	798	14.6		14.6		275	236
Switzerland	697	692	289	289	7.4		8.3		27	18
Spain	316	285	222	243	8.9		7.1		41	33

Other Europe, thereof:	1,274	981	636	599	13.8		16.2		124	91
Netherlands	228	197	73	72	12.2		15.0		22	14
Austria	184	169	132	129	12.5		8.4		22	16
Belgium	295	296	145	155	10.4		12.5		32	32
Portugal	45	37	33	30	15.1		21.6		12	8
Luxembourg	21	16	15	12	15.2		23.9		3	2
Greece	50	46	31	27	23.1		23.2		2	—

Western and Southern Europe	823	761	429	425	12.3		13.5		93	72

Hungary	44	44	37	35	27.1		25.6		8	8
Slovakia	88	71	67	64	19.5		20.2		14	4
Czech Republic	38	30	27	24	20.9		21.7		4	3
Poland	231	40	40	25	10.7		38.4		3	2
Romania	15	7	6	3	39.1		32.2		—	—
Bulgaria	11	8	10	8	15.9		10.6		1	1
Croatia	20	20	16	15	24.7		23.9		1	1
Russia	4	—	4	—	17.4		— [5]	)	—	—

New Europe	451	220	207	174	16.4		25.1		31	19

United States	4,976	5,761	168	258	6.5		3.8		153	126

Asia-Pacific, thereof:	1,972	1,312	609	584	9.9		15.1		51	14
South Korea	1,094	699	503	486	13.3		22.4		38	6
Taiwan	744	519	41	41	2.5		3.6		9	6
Malaysia	50	52	41	33	21.2		17.2		4	1
Indonesia	34	33	16	15	31.9		22.2		1	1
Other	50	9	8	9	18.3		41.4		(1)	—

South America	88	65	25	15	14.3		16.3		(1)	(1)

Other3)	242	271	203	237	— [5]	)	— [5]	)	99	50

Subtotal	24,875	24,064	9,912	9,772	—		—		1,317	994

Consolidation adjustments4)	(122)	(112)	—	—	—		—		(67)	(5)

Total	24,753	23,952	9,912	9,772	9.0		7.9		1,250	989

1)	Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Loss ratios were 69.7% and 71.7% for the six months ended June 30, 2006 and 2005, respectively.
3)	Contains, among others, the life/health business assumed by Allianz AG, which was previously reported under Germany in the Property-Casualty segment. Prior year balances have been adjusted to reflect this reclassification and allow for comparability across periods.
4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.
5)	Presentation not meaningful.

Banking Operations

Another strong quarter.

•	Operating revenues and operating profit momentum sustained, attaining dynamic growth.

•	Cost-income ratio strongly improved.

•	On track to achieve ambitious full year targets.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 98.3% of our total Banking segment’s operating revenues in 1H 2006 (1H 2005: 95.8%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating Revenues

2006 to 2005 Three Month Comparison

Operating revenues, at €1,709 million, experienced dynamic growth of 28.5%. All revenue categories and both operating divisions, Private & Business Clients (or “PBC”) and Corporate & Investment Banking (or “CIB”), contributed to this development.

Net interest income was up 17.9% to €631 million. In 2Q 2006, the impact of accounting for derivative financial instruments which do not qualify for hedge accounting was marginal, whereas 2Q 2005 was negatively affected to a significant extent. Excluding this impact as well as lower income from associated companies as a result of the sale of our shareholdings in Eurohypo AG in the prior two quarters, net interest income was stable.

Net fee and commission income increased 3.3% to €680 million. Despite a challenging market environment our PBC division managed to expand its securities business, especially from equities, investment funds and certificates. Our CIB division exhibited a decline, however, exclusively due to a large client IPO in 2Q 2005.

Trading income (net) was the main contributor to the increase in operating revenues and almost tripled to €381 million amongst a volatile market environment in 2Q 2006. This development resulted from our strong business performance in 2Q 2006, which compares to a weak second quarter a year earlier. In the same quarter, the accounting for derivative financial instruments which do not qualify for hedge accounting had a significant positive impact. Excluding this impact, growth in trading income (net) was even stronger.

2006 to 2005 Six Month Comparison

Operating revenues increased by 21.7% to €3,593 million. The strong growth resulted principally from the developments previously described, with net fee and commission income evolving even more favorably for the first six months of 2006.

Operating Profit

2006 to 2005 Three Month Comparison

Operating profit experienced substantial growth to €319 million, up 55.6% from a year ago. Our PBC and CIB divisions both contributed to this positive development, which was primarily due to the strengthening of the divisions’ operating revenues.

Operating expenses increased 17.5%, almost entirely influenced by the development of administrative expenses, which amounted to €1,386 million, a rise of 20.0%. This increase almost exclusively refers to revenue-linked personnel expenses, which predominantly were incurred from the dynamic operating revenue growth within our CIB division. As a result, personnel expenses were up 45.8% to €892 million, as the weak 2Q 2005 included only marginal bonus accruals for CIB. Further, personnel expenses last year benefited from a one-off effect as a result of the release of provisions for employee anniversary payments. Non-personnel expenses decreased by 9.0% to €494 million in 2Q 2006. This development was mainly attributable to lower expenses for office space and information technology. As a consequence of the dynamic operating revenue growth, our cost-income ratio improved significantly by 7.6 percentage points to 81.0%.

Loan loss provisions resulted in a net charge of €5 million, compared to a net release of €54 million a year ago. Adequate reserving for current risks was broadly offset by significant recoveries of loans and releases of provisions of, in aggregate, €101 million. Gross new additions to loan loss provisions amounted to €106 million, in line with our qualitatively improved loan portfolio following the successful completion of the wind-down of our Institutional Restructuring Unit’s (or “IRU”) portfolio in September 2005.

2006 to 2005 Six Month Comparison

Operating profit doubled to €848 million. This positive development is largely attributable to the dynamic operating revenue growth, which drove our cost-income ratio down 7.2 percentage points to 77.2%. Further, loan loss provisions resulted in a net release of €28 million in 1H 2006, compared to a net charge of €46 million a year ago. Similar to 2Q 2006, significantly higher recoveries of loans was a key factor in this development. At June 30, 2006, our coverage ratio was 58.5%, down 3.6 percentage points from a year earlier.

Operating Profit – Dresdner Bank

in € mn

Non-Operating Items

2006 to 2005 Three Month Comparison

Income from non-operating items was €12 million, down €206 million from a year earlier. This development is almost exclusively attributable to the decline in realized gains/losses (net), which, in the prior year period, included significant gains from sales, including our shareholdings in Bilfinger Berger AG.

2006 to 2005 Six Month Comparison

The decrease in non-operating items in 1H 2006 was of a similar magnitude compared to that in 2Q 2006. Realized gains/losses (net) in 1Q 2006 included a tax-exempt gain of €282 million from the sale of Dresdner Bank’s remaining 2.3% shareholdings in Munich Re to Allianz AG as well as a significant gain from the disposal of our remaining participation in Eurohypo AG.

Net Income

2006 to 2005 Three Month Comparison

Net income was down 19.5% to €198 million. This development – despite strong operating profit growth – reflected the impact of the substantial decrease in non-operating items. Income taxes declined to €112 million from €156 million with a relatively stable effective income tax rate of 33.8% (2Q 2005: 36.9%).

2006 to 2005 Six Month Comparison

Net income increased 4.8% to €856 million. Backed by strong operating profit growth, income taxes rose by €126 million to €350 million. Our effective income tax rate was 27.9%, considerably higher from 20.6% a year earlier. In 1Q 2005, a tax-exempt gain similar to 1Q 2006 from the sale of Munich Re shares was realized, which had a larger impact on the 1Q 2005 effective income tax rate due to a lower income before income taxes and minority interests in earnings.

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the three and six months ended June 30, 2006 and 2005, respectively.

	Three months ended June 30,				Six months ended June 30,
	2006		2005		2006		2005
	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income2)	652	631	555	535	1,253	1,209	1,104	1,066
Net fee and commission income3)	728	680	695	658	1,560	1,473	1,397	1,324
Trading income (net)4)	308	381	135	128	795	865	582	563
Income from financial assets and liabilities designated at fair value through income (net)4)	18	18	5	5	21	21	(4)	(4)
Other income	—	(1)	4	4	25	25	4	4

Operating revenues5)	1,706	1,709	1,394	1,330	3,654	3,593	3,083	2,953

Administrative expenses	(1,436)	(1,386)	(1,209)	(1,155)	(2,864)	(2,767)	(2,575)	(2,466)
Investment expenses	(10)	(12)	(8)	(9)	(16)	(19)	(15)	(19)
Other expenses	13	13	(14)	(15)	13	13	(8)	(8)

Operating expenses	(1,433)	(1,385)	(1,231)	(1,179)	(2,867)	(2,773)	(2,598)	(2,493)

Loan loss provisions	(7)	(5)	52	54	26	28	(41)	(46)

Operating profit	266	319	215	205	813	848	444	414

Realized gains/losses (net)	32	30	237	237	446	444	729	729
Impairments of investments (net)	(12)	(12)	(15)	(14)	(32)	(32)	(57)	(56)
Amortization of intangible assets	(1)	—	—	—	(1)	—	—	—
Restructuring charges	(7)	(6)	(5)	(5)	(9)	(8)	(5)	(5)

Non-operating items	12	12	217	218	404	404	667	668

Income before income taxes and minority interests in earnings	278	331	432	423	1,217	1,252	1,111	1,082

Income taxes	(89)	(112)	(155)	(156)	(334)	(350)	(229)	(224)
Minority interests in earnings	(27)	(21)	(25)	(21)	(55)	(46)	(51)	(41)

Net income	162	198	252	246	828	856	831	817

Cost-income ratio6) in %	84.0	81.0	88.3	88.6	78.5	77.2	84.3	84.4

1)	Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €81 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz AG shares in 2Q and 1H 2006.
2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

24

Banking Operations by Division

The following tables set forth our banking operating revenues, operating profit and cost-income ratio by division for the three and six months ended June 30, 2006 and 2005, respectively. Consistent with our general practice, operating revenues, operating profit and cost-income ratio by division are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

Three months ended June 30,	2006				2005
	Operating revenues	Operating profit	Cost- income ratio		Operating revenues	Operating profit	Cost- income ratio
	€ mn	€ mn	%		€ mn	€ mn	%
Private & Business Clients1)	774	160	77.3		730	146	75.8
Corporate & Investment Banking1)	979	220	76.6		558	91	85.5
Corporate Other2)	(44)	(61)	— [3]	)	42	(32)	— [3]	)

Dresdner Bank	1,709	319	81.0		1,330	205	88.6

Other Banks4)	(3)	(53)	— [3]	)	64	10	84.3

Total	1,706	266	84.0		1,394	215	88.3

Six months ended June 30,	2006				2005
	Operating revenues	Operating profit	Cost- income ratio		Operating revenues	Operating profit	Cost- income ratio
	€ mn	€ mn	%		€ mn	€ mn	%
Private & Business Clients1)	1,666	430	72.6		1,529	288	76.1
Corporate & Investment Banking1)	1,946	483	76.4		1,309	198	82.5
Corporate Other2)	(19)	(65)	— [3]	)	115	(72)	— [3]	)

Dresdner Bank	3,593	848	77.2		2,953	414	84.4

Other Banks4)	61	(35)	— [3]	)	130	30	80.8

Total	3,654	813	78.5		3,083	444	84.3

1)	Our reporting by divisions reflects the organizational changes within Dresdner Bank in 1H 2006 resulting in two operating divisions. Private & Business Clients combines all banking activities for private and corporate customers formerly provided by the Personal Banking and Private & Business Banking divisions. Furthermore, Corporate & Investment Banking combines the former Corporate Banking and Dresdner Kleinwort Wasserstein divisions. Following a decision taken in late June 2006, we will integrate our business activities with medium-sized business clients into that with private and corporate customers. In the table above, our medium-sized business clients are still included in Corporate & Investment Banking. The final new business model with two new organizational units Private & Corporate Clients and Investment Banking is not reflected in the table above.
2)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting for derivative financial instruments which do not qualify for hedge accounting, provisioning requirements for country and general risks, as well as realized gains and losses from Dresdner Bank’s non-strategic investment portfolio. For the three and six months ended June 30, 2006, the impact from the accounting for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to a gain of €9 mn and a charge of €14 mn, respectively (2005: gain of €93 mn and €73 mn, respectively). With effect from 1Q 2006, the majority of expenses for support functions and central projects previously included within Corporate Other have been allocated to the operating divisons. Additionally, the non-strategic Institutional Restructuring Unit (or “IRU”) was closed down effective September 30, 2005 having successfully completed its mandate to free-up risk capital through the reduction of risk-weighted assets. Furthermore, effective in 1Q 2006, and as a result of Dresdner Bank restructuring its divisions, the IRU’s 2005 results of operations were reclassified into Corporate Other. Prior year balances have been adjusted to reflect these reclassifications and allow for comparability across periods.
3)	Presentation not meaningful.
4)	Consists of non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of €81 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz AG shares in 2Q and 1H 2006.

Asset Management Operations

Strong operating profit development continues.

•	Double-digit operating profit growth year-over-year for the seventh consecutive quarter.

•	Net inflows of €15 billion in the first half of 2006 despite a challenging market environment.

•	Net inflows and positive market effects more than offset by negative currency effects resulting in third-party assets under management of €721 billion.

Third-Party Assets Under Management

Overall, in the first half of 2006, we were faced with a challenging market environment. Whereas in 1Q 2006, capital markets worldwide developed favorably, 2Q 2006 showed substantial declines in market values, particularly within the equity capital markets. Additionally, net flows in the fixed income mutual fund market in the United States and Germany turned negative in 2Q 2006.

Despite this challenging market environment in the first six months of the year, we achieved net inflows to third-party assets of €15 billion. Both fixed income and equity products contributed to the positive development, which affirms our strong position as one of the world’s largest asset managers, based on total assets under management.1) A key success factor continues to be our competitive investment performance. The overwhelming majority of the third-party assets we manage again outperformed their respective benchmarks. Market-related appreciation was €3 billion. Net inflows and positive market effects were more than offset by negative effects of €40 billion from exchange rate movements, resulting primarily from a weaker U.S. Dollar versus the Euro. As a consequence, on a Euro-basis, our third-party assets decreased €22 billion to €721 billion at June 30, 2006, compared to December 31, 2005.

Our major achievements in the first half of 2006 included:

United States

•	Allianz/PIMCO Funds were named “Best Mutual Fund Family of 2005” in the annual Lipper/Barron’s Fund Families Survey.

•	Particularly strong net inflows of approximately €4 billion at our equity fund manager NFJ Investment Group.

•	PIMCO was named “Investor of the Year 2005” by Securitization News.

Germany

•	Allianz Global Investors (or “AGI”) ranked first among German asset management companies, based on net inflows in retail equity products.2)

•	Germany´s equity management platform ranked first among “Best German Asset Managers” and achieved twelve individual top 3 rankings.3)

1)	Source: Own internal analysis and estimates.
2)	Source: Bundesverband Investment und Asset Management (or “BVI”), an association representing the German investment fund industry.
3)	Source: Handelsblatt and Thomson Extel Surveys, June 22, 2006.

We operate our third-party asset management business primarily through AGI. At June 30, 2006, AGI managed approximately 94.6% (December 31, 2005: 95.2%) of our third-party assets. The remaining assets are managed by Dresdner Bank (approximately 2.8% and 2.3% at June 30, 2006 and December 31, 2005, respectively) and other Allianz Group companies (approximately 2.6% and 2.5% at June 30, 2006 and December 31, 2005, respectively).

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class at June 30, 2006 and December 31, 2005, respectively.

Third-party Assets Under Management – Fair Values by Geographic Region1)

in € bn

1)	Based on the origination of the assets.
2)	Consists of third-party assets managed by Dresdner Bank (approximately €20 bn and €17 bn at June 30, 2006 and December 31, 2005, respectively) and by other Allianz Group companies (approximately €19 bn and €19 bn at June 30, 2006 and December 31, 2005, respectively).

Third-party Assets Under Management – Fair Values by Investment Category

in € bn

1)	Includes primarily investments in real estate.

Third-party Assets Under Management – Fair Values by Investor Class

in € bn

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 98.8% and 99.3% of our total Asset Management segment’s operating revenues and operating profit, respectively, for 2Q 2006 (2Q 2005: 98.9% and 98.8%). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating Revenues

2006 to 2005 Three Month Comparison

Our operating revenues rose by 13.1% to €717 million. Internal growth was even stronger at 15.9%. Higher asset-based management fees, reflecting both net inflows, particularly in the United States, and rising financial markets throughout the previous quarters, contributed largely to this performance. In addition, we experienced positive impacts from our strengthened equity business.

2006 to 2005 Six Month Comparison

Operating revenues reached €1,452 million, up €263 million (22.1%) from a year ago. On an internal growth basis, operating revenues rose by 19.1%. The increase resulted principally from the factors previously described. Further, income from financial assets and liabilities carried at fair value through income (net) increased by €14 million to €12 million, predominantly due to the mark-to-market valuation of seed money in the United States.

The following table sets forth the composition of AGI’s net fee and commission income.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Fee and commission income, thereof:	1,015	868	2,030	1,660
Management fees	823	707	1,652	1,354
Loading and exit fees	86	80	177	157
Performance fees	9	13	25	22
Other	97	68	176	127
Fee and commission expenses, thereof:	(314)	(253)	(625)	(498)
Commissions	(223)	(190)	(449)	(377)
Other	(91)	(63)	(176)	(121)

Net fee and commission income	701	615	1,405	1,162

Operating Profit

2006 to 2005 Three Month Comparison

We experienced an operating profit growth of 18.5% to €295 million, primarily resulting from the increase in our operating revenues. In addition, exchange rate movements also proved beneficial, predominantly stemming from a stronger U.S. Dollar compared to the Euro. Excluding the effects related to currencies, operating profit would have improved by €44 million, or 17.7%. In line with our continued positive business performance in the United States, our U.S.-based operations contributed substantially to our operating profit growth. On a Euro-basis, operating profit in the United States rose by 12.9% to €223 million.

Operating expenses were €422 million, up 9.6% from a year earlier. Thereof, personnel expenses reached €265 million, up 12.9%. This increase resulted largely from higher performance-linked compensation, rising in line with operating profit. In addition, increased headcount following our business growth over the previous quarters also contributed to the rise in operating expenses. Non-personnel expenses increased 4.2% to €157 million, coupled with, among other factors, the impact of a higher asset base on our administrative expenses.

As a result, our cost-income ratio improved by 1.8 percentage points to 58.9%.

2006 to 2005 Six Month Comparison

Operating profit improved by 24.5% to €595 million. Effects from exchange rate movements contributed €25 million, or 5.2%. Operating expenses at €857 million were 20.5% higher compared to a year ago. The developments in the six months comparison resulted principally from the factors previously described in the three months comparison. Consequently, our cost-income ratio improved by 0.8 percentage points to 59.0%.

Operating Profit – Allianz Global Investors

in € mn

Non-Operating Items

2006 to 2005 Three Month Comparison

Acquisition-related expenses and amortization of intangible assets, in aggregate, decreased 24.6% to €132 million. This decline was mainly driven by a lower number of outstanding PIMCO LLC Class B Units (or “Class B Units”). As of June 30, 2006, the Allianz Group has acquired 11,721 of the 150,000 units originally outstanding.

Going forward, we expect acquisition-related expenses to be mainly driven by our operating profit development.

2006 to 2005 Six Month Comparison

Acquisition-related expenses and amortization of intangible assets, in aggregate, decreased 20.8% to €270 million. In addition to a lower number of outstanding Class B Units previously mentioned, the expiration of amortization charges relating to capitalized loyalty bonuses for PIMCO management in 2Q 2005 also contributed to this development.

Net Income

2006 to 2005 Three Month Comparison

Net income reached €90 million, up 18.4% from a year earlier. Currency-related effects contributed 2.6%, or €2 million, to this increase. Income taxes amounted to an expense of €62 million after a tax benefit of €8 million in 2Q 2005. This tax benefit stemmed predominantly from a one-off deferred tax credit of €37 million in the United States related to tax deductible goodwill amortization.

2006 to 2005 Six Month Comparison

Net income grew significantly by 71.8% to €177 million. Excluding the effects related to exchange rate movements, net income would have improved by €65 million, or 63.1%. Income taxes rose to €126 million from €17 million a year earlier due to significantly increased taxable income in the United States and the one-off deferred tax credit in 2Q 2005, previously mentioned.

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the three and six months ended June 30, 2006 and 2005, respectively.

	Three months ended June 30,				Six months ended June 30,
	2006		2005		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	712	701	624	615	1,429	1,405	1,180	1,162
Net interest income2)	13	15	14	19	30	29	17	23
Income from financial assets and liabilities carried at fair value through income (net)	(2)	(2)	—	(3)	12	12	5	(2)
Other income	3	3	3	3	6	6	6	6

Operating revenues3)	726	717	641	634	1,477	1,452	1,208	1,189

Administrative expenses, excluding acquisition-related expenses4)	(429)	(422)	(389)	(385)	(876)	(857)	(725)	(711)

Operating expenses	(429)	(422)	(389)	(385)	(876)	(857)	(725)	(711)

Operating profit	297	295	252	249	601	595	483	478

Realized gains/losses (net)	(1)	(1)	3	3	1	—	5	3
Impairments of investments (net)	(1)	—	—	—	(1)	—	—	—
Acquisition-related expenses, thereof:4)
Deferred purchases of interests in PIMCO	(130)	(130)	(179)	(179)	(266)	(266)	(306)	(306)
Other acquisition-related expenses5)	(2)	(2)	(1)	(1)	(4)	(4)	(10)	(10)

Subtotal	(132)	(132)	(180)	(180)	(270)	(270)	(316)	(316)

Amortization of intangible assets6)	—	—	5	5	—	—	(25)	(25)
Restructuring charges	—	—	(1)	—	—	—	(1)	—

Non-operating items	(134)	(133)	(173)	(172)	(270)	(270)	(337)	(338)

Income before income taxes and minority interests in earnings	163	162	79	77	331	325	146	140

Income taxes	(62)	(62)	8	8	(127)	(126)	(16)	(17)
Minority interests in earnings	(11)	(10)	(10)	(9)	(24)	(22)	(23)	(20)

Net income	90	90	77	76	180	177	107	103

Cost-income ratio7) in %	59.1	58.9	60.7	60.7	59.3	59.0	60.0	59.8

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Outlook

We expect operating profit to exceed €9.0 billion in 2006.

Due to the strong business performance in the second quarter and the first half of this year, we expect to surpass our operating profit and net income target for 2006. We now expect to exceed our 2006 target of €8.7 billion and to achieve an operating profit of greater than €9.0 billion. We are also confident that our net income will grow to between €5.5 billion and €6.0 billion. However, as always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in the cautionary note regarding forward-looking statements, may severely impact our profitability.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates, including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The company assumes no obligation to update any forward-looking information contained herein.

Operating Profit Methodology and Reconciliation of Total Revenue Growth

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health, Banking, Asset Management and Corporate segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as income before income taxes and minority interests in earnings, excluding, as applicable for each respective segment, all or some of the following items: income from financial assets and liabilities held for trading (net), realized gains/losses (net), impairments of investments (net), amortization of intangible assets, acquisition-related expenses and restructuring charges.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized gains/losses or impairments of investments, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with International Financial Reporting Standards (or “IFRS”). Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 3 to our consolidated financial statements.

In the previous analysis, we analyze the Allianz Group’s consolidated results of operations for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005, as well as for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005, using operating profit and net income as the relevant performance measures, as permitted under IFRS.

We further believe that an understanding of our total revenue performance is enhanced when the effects from foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, “internal growth”, which excludes the effects from foreign currency translation and changes in scope of consolidation, is also provided. The following tables set forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Composition of Total Revenue1) Growth for the Three Months Ended June 30, 2006

Segment2)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	0.9	(0.2)	(0.1)	1.2
Life/Health	(1.2)	—	0.2	(1.4)
Banking	22.4	—	(0.4)	22.8
thereof: Dresdner Bank	28.5	—	(0.4)	28.9
Asset Management	13.3	(3.0)	0.3	16.0
thereof: Allianz Global Investors	13.1	(3.1)	0.3	15.9

Allianz Group	1.6	(0.2)	0.1	1.7

Composition of Total Revenue1) Growth for the Six Months Ended June 30, 2006

Segment2)	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	0.4	(0.2)	0.7	(0.1)
Life/Health	3.3	—	1.6	1.7
Banking	18.5	—	0.3	18.2
thereof: Dresdner Bank	21.7	—	0.3	21.4
Asset Management	22.3	(1.2)	4.2	19.3
thereof: Allianz Global Investors	22.1	(1.2)	4.2	19.1

Allianz Group	3.4	(0.1)	1.2	2.3

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.
2)	Before the elimination of transactions between Allianz Group companies in different segments.

Consolidated Financial Statements

Contents

33	Consolidated Balance Sheets
34	Consolidated Income Statements
35	Consolidated Statements of Changes in Equity
36	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

37	1	Basis of presentation
37	2	Changes in the presentation of the consolidated financial statements
41	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

53	4	Financial assets carried at fair value through income
53	5	Investments
54	6	Loans and advances to banks and customers
54	7	Reinsurance assets
54	8	Deferred acquisition costs
55	9	Other assets
55	10	Intangible assets
55	11	Financial liabilities carried at fair value through income
56	12	Liabilities to banks and customers
56	13	Reserves for loss and loss adjustment expenses
57	14	Reserves for insurance and investment contracts
57	15	Other liabilities
58	16	Certificated liabilities
58	17	Participation certificates and subordinated liabilities
58	18	Equity

Supplementary Information to the Consolidated Income Statements

59	19	Premiums earned (net)
61	20	Interest and similar income
61	21	Income from financial assets and liabilities carried at fair value through income (net)
63	22	Realized gains/losses (net)
64	23	Fee and commission income
66	24	Other income
66	25	Claims and insurance benefits incurred (net)
67	26	Changes in reserves for insurance and investment contracts (net)
68	27	Interest expense
68	28	Loan loss provisions
69	29	Impairments of investments (net)
69	30	Investment expenses
70	31	Acquisition and administrative expenses (net)
72	32	Fee and commission expenses
74	33	Other expenses
74	34	Income taxes
74	35	Earnings per share

Other Information

75	36	Supplemental information on the Banking Segment
76	37	Supplemental information on the consolidated statements of cash flows
76	38	Other information
77	39	Subsequent events

Consolidated Balance Sheets

As of June 30, 2006 and as of December 31, 2005

ASSETS	Note	As of June 30, 2006	As of December 31, 2005
		€ mn	€ mn
Cash and cash equivalents		30,016	31,647
Financial assets carried at fair value through income	4	162,635	180,346
Investments	5	281,331	285,015
Loans and advances to banks and customers	6	393,970	336,808
Financial assets for unit linked contracts		56,511	54,661
Reinsurance assets	7	20,371	22,120
Deferred acquisition costs	8	18,829	17,437
Deferred tax assets		5,628	5,299
Other assets	9	40,638	42,293
Intangible assets	10	12,743	12,958

Total assets		1,022,672	988,584

LIABILITIES AND EQUITY	Note	As of June 30, 2006	As of December 31, 2005
		€ mn	€ mn
Financial liabilities carried at fair value through income	11	82,797	86,842
Liabilities to banks and customers	12	349,485	310,316
Unearned premiums		15,709	13,303
Reserves for loss and loss adjustment expenses	13	65,702	67,005
Reserves for insurance and investment contracts	14	279,849	278,829
Financial liabilities for unit linked contracts		56,511	54,661
Deferred tax liabilities		4,643	5,324
Other liabilities	15	49,840	51,315
Certificated liabilities	16	55,895	59,203
Participation certificates and subordinated liabilities	17	14,912	14,684

Total liabilities		975,343	941,482

Shareholders’ equity		40,323	39,487
Minority interests		7,006	7,615

Total equity	18	47,329	47,102

Total liabilities and equity		1,022,672	988,584

Consolidated Income Statements

For the three months and six months ended June 30, 2006 and 2005

		Three months ended June 30,		Six months ended June 30,
	Note	2006	2005	2006	2005
		€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	19	14,174	13,991	28,611	28,298
Interest and similar income	20	6,576	6,338	12,267	11,462
Income from financial assets and liabilities carried at fair value through income (net)	21	63	(7)	563	480
Realized gains/losses (net)	22	2,337	842	4,232	3,061
Fee and commission income	23	2,314	2,145	4,717	4,083
Other income	24	17	35	56	48

Total income		25,481	23,344	50,446	47,432

Claims and insurance benefits incurred (net)	25	(10,193)	(10,276)	(21,068)	(21,038)
Change in reserves for insurance and investment contracts (net)	26	(3,358)	(2,558)	(6,070)	(5,839)
Interest expense	27	(1,299)	(1,927)	(2,899)	(3,319)
Loan loss provisions	28	(8)	50	24	(44)
Impairments of investments (net)	29	(307)	(77)	(362)	(180)
Investment expenses	30	(299)	(219)	(482)	(518)
Acquisition and administrative expenses (net)	31	(5,791)	(5,407)	(11,634)	(10,697)
Fee and commission expenses	32	(719)	(691)	(1,407)	(1,258)
Amortization of intangible assets		(5)	(3)	(10)	(41)
Restructuring charges		(522)	(78)	(526)	(83)
Other expenses	33	12	(24)	11	(26)

Total expenses		(22,489)	(21,210)	(44,423)	(43,043)

Income before income taxes and minority interests in earnings		2,992	2,134	6,023	4,389
Income taxes	34	(357)	(405)	(1,256)	(990)
Minority interests in earnings		(356)	(339)	(709)	(685)

Net income		2,279	1,390	4,058	2,714

		€	€	€	€
Basic earnings per share	35	5.62	3.61	10.02	7.11
Diluted earnings per share	35	5.51	3.59	9.83	7.06

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2006 and 2005

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2004	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,395	45	1,440	30	1,470
Changes in the consolidated subsidiaries of the Allianz Group	—	(181)	—	(9)	(190)	73	(117)
Capital paid in	174	—	—	—	174	—	174
Treasury shares	—	1,640	—	—	1,640	—	1,640
Unrealized gains and losses (net)	—	—	—	1,409	1,409	298	1,707
Net income	—	2,714	—	—	2,714	685	3,399
Dividends paid	—	(674)	—	—	(674)	(570)	(1,244)
Miscellaneous	—	(12)	—	—	(12)	53	41

Balance as of June 30, 2005	19,607	9,380	(1,239)	8,748	36,496	8,265	44,761

Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(894)	(7)	(901)	(215)	(1,116)
Changes in the consolidated subsidiaries of the Allianz Group	—	25	(4)	(4)	17	9	26
Treasury shares	—	1,275	—	—	1,275	—	1,275
Unrealized gains and losses (net)	—	—	—	(2,455)	(2,455)	(530)	(2,985)
Net income	—	4,058	—	—	4,058	709	4,767
Dividends paid	—	(811)	—	—	(811)	(596)	(1,407)
Miscellaneous	—	(347)	—	—	(347)	14	(333)

Balance as of June 30, 2006	21,616	12,779	(1,930)	7,858	40,323	7,006	47,329

Consolidated Statements of Cash Flows

For the six months ended June 30, 2006 and 2005

Six months ended June 30,	2006	2005
	€ mn	€ mn
Operating activities
Net income	4,058	2,714
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in earnings	709	685
Share of earnings from investments in associates and joint ventures	(122)	(147)
Realized gains/losses (net) and impairments of investments (net)	(3,898)	(3,593)
Depreciation and amortization	290	384
Loan loss provisions	(24)	44
Net change in:
Financial assets and liabilities held for trading	14,418	(1,212)
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(44,047)	38,402
Repurchase agreements and collateral received for securities lending transactions	28,483	(29,245)
Reinsurance assets	(117)	44
Deferred acquisition costs	(929)	(1,209)
Unearned premiums	2,587	2,897
Reserves for loss and loss adjustment expenses	(156)	1,123
Reserves for insurance and investment contracts	4,269	3,267
Deferred tax assets and liabilities	71	150
Other (net)	473	907

Net cash flow provided by operating activities	6,065	15,211

Investing activities
Net change in:
Financial assets designated at fair value through income	(1,397)	(4,855)
Available-for-sale investments	(7,486)	(9,160)
Held-to-maturity investments	30	117
Investments in associates and joint ventures	(72)	3,510
Assets held for sale	1,397	(397)
Real estate held for investment	653	(488)
Loans and advances to banks and customers	(13,410)	(17,352)
Other (net)	(525)	(638)

Net cash flow used in investing activities	(20,810)	(29,263)

Financing activities
Net change in:
Liabilities to banks and customers	10,861	13,477
Aggregate policy reserves for universal-life type insurance and investment contracts	4,868	5,277
Participation certificates and subordinated liabilities	240	2,299
Certificated liabilities	(2,115)	3,978
Capital paid in	—	174
Dividends paid	(1,407)	(1,244)
Other (net)	728	1,110

Net cash flow provided by financing activities	13,175	25,071

Effect of exchange rate changes on cash and cash equivalents	(61)	64

Change in cash and cash equivalents	(1,631)	11,083
Cash and cash equivalents at beginning of period	31,647	15,628

Cash and cash equivalents at end of period	30,016	26,711

Notes to the Consolidated Financial Statements

1 Basis of presentation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted under European Union regulations in accordance with clause 315a of the German Commercial Code (“HGB”). Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards. For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America have been applied. The financial statements are presented in million Euros (€mn).

2 Changes in the presentation of the consolidated financial statements

The Allianz Group comprehensively reviewed its financial reporting methodology to improve the transparency of its financial results and ensure consistency with its peers. As a result of this review, the Allianz Group implemented numerous revisions to its financial reporting that are effective on January 1, 2006. The Allianz Group’s financial reporting reflects reclassifications in the consolidated balance sheet and consolidated income statement, changes to segment reporting, changes to operating profit methodology and changes to the cash flow statement that reflect the continuous review of our evolving business.

Reclassifications

A significant portion of these revisions to financial reporting resulted from the implementation of changes to the presentation of certain financial information of the Allianz Group’s consolidated balance sheet and consolidated income statement. These revisions were implemented to improve transparency and result in the following:

-	The line items in the consolidated income statement include aggregations of items which are similarly aggregated as the line items utilized for determining operating profit.

-	The line items in the consolidated income statement include aggregations of items that allow the Allianz Group’s key performance indicators to be directly derived from the Allianz Group’s external financial results.

-	The line items in the consolidated income statement include aggregations of items which are based more on the nature rather than the function.

-	The line items in the consolidated balance sheet include aggregations of items which are consistently presented within the line items in the consolidated income statement.

-	The line items in the consolidated balance sheet are relatively displayed in a liquidity format as required by IAS 1.

As a result, the Allianz Group’s previously reported consolidated balance sheets and consolidated income statements were reclassified to ensure consistency and comparableness with the presentation as implemented on January 1, 2006. These reclassifications did not have an impact on the Allianz Group’s net income or shareholders’ equity for any previously reported period.

The key changes to the previous presentation in the Allianz Group’s consolidated balance sheets are:

-	Financial assets and liabilities for unit linked contracts are presented as separate line items.

-	Investments in associates and joint ventures have been reclassified to investments.

-	Deferred acquisition costs, including present value of future profits and deferred sales inducements, are presented as a separate line item.

-	Unearned premiums and reserves for loss and loss adjustment expenses are presented as separate line items.

-	Financial liabilities for puttable equity instruments have been reclassified to other liabilities.

-	Deferred tax assets and deferred tax liabilities are presented on a net basis to the extent the requirements of IAS 12 for offset are met.

The key changes to the previous presentation in the Allianz Group’s consolidated income statements are:

-	Interest and similar income includes share of earnings from investments in associates and joint ventures.

-	Realized gains and realized losses are presented net as a separate line item. Realized gains/losses (net) include realized gains and losses from disposals of associates and subsidiaries and loans and advances to banks and customers.

-	Impairments and reversals of impairments are presented net as a separate line item. Impairments of investments (net) include impairments and reversals of impairments of investments in associates and joint ventures.

-	Changes in reserves for insurance and investment contracts (net) are presented as a separate line item.

-	Fee and commission expenses and investment expenses are presented as separate line items.

-	Foreign currency gains and losses and depreciation of real estate held for investment are included in investment expenses.

-	Amortization of intangible assets includes amortization of intangible assets previously included in other expenses.

-	Restructuring charges are presented as a separate line item. Restructuring charges were previously presented in other expenses.

-	Acquisition and administrative expenses (net) includes a significant portion of the amounts previously reported in other income and other expense. Acquisition and administrative expenses (net) includes other taxes previously included in taxes.

Summary of the impact of the reclassifications on the consolidated balance sheet as of December 31, 2005:

	Balance as of December 31, 2005 as previously reported	Reclassifications	Balance as of December 31, 2005
	€ mn	€ mn	€ mn
Cash and cash equivalents	31,647	—	31,647
Financial assets carried at fair value through income	235,007	(54,661)	180,346
Investments1)	285,015	—	285,015
Loans and advances to banks and customers2)	336,808	—	336,808
Financial assets for unit linked contracts	—	54,661	54,661
Reinsurance assets3)	22,120	—	22,120
Deferred acquisition costs	—	17,437	17,437
Deferred tax assets	14,596	(9,297)	5,299
Other assets	57,303	(15,010)	42,293
Intangible assets	15,385	(2,427)	12,958

Total assets	997,881	(9,297)	988,584

Financial liabilities carried at fair value through income	144,640	(57,798)	86,842
Liabilities to banks and customers4)	310,316	—	310,316
Unearned premiums	—	13,303	13,303
Reserves for loss and loss adjustment expenses	—	67,005	67,005
Reserves for insurance and investment contracts	359,137	(80,308)	278,829
Financial liabilities for unit linked contracts	—	54,661	54,661
Deferred tax liabilities	14,621	(9,297)	5,324
Other liabilities5)	48,178	3,137	51,315
Certificated liabilities	59,203	—	59,203
Participation certificates and subordinated liabilities	14,684	—	14,684

Total liabilities	950,779	(9,297)	941,482

Shareholders’ equity	39,487	—	39,487
Minority interests	7,615	—	7,615

Total equity	47,102	—	47,102

Total liabilities and equity	997,881	(9,297)	988,584

1)	Includes investments in associated enterprises and joint ventures previously reported as a separate balance sheet line item.
2)	Includes loans and advances to banks and loans and advances to customers previously reported as two separate balance sheet line items.
3)	Formerly “Amounts ceded to reinsurers from reserves for insurance and investment contracts”.
4)	Includes liabilities to banks and liabilities to customers previously reported as two separate balance sheet line items.
5)	Includes other accrued liabilities, other liabilities and deferred income previously reported as three separate balance sheet line items.

Summary of the impact of the reclassifications on the consolidated income statement for the three and six months ended June 30, 2005:

	Three months ended June 30, as previously reported 2005	Reclassifications	Three months ended June 30, 2005	Six months ended June 30, as previously reported 2005	Reclassifications	Six months ended June 30, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	13,991	—	13,991	28,298	—	28,298
Interest and similar income	6,267	71	6,338	11,315	147	11,462
Income from investments in associated enterprises and joint ventures (net)	169	(169)	—	882	(882)	—
Income from financial assets and liabilities carried at fair value through income (net)	(5)	(2)	(7)	482	(2)	480
Realized gains/losses (net)1)	881	(39)	842	2,479	582	3,061
Fee and commission income2)	2,051	94	2,145	3,915	168	4,083
Other income	642	(607)	35	1,271	(1,223)	48

Total income	23,996	(652)	23,344	48,642	(1,210)	47,432

Claims and insurance benefits incurred (net)3)	(12,804)	2,528	(10,276)	(26,819)	5,781	(21,038)
Change in reserves for insurance and investment contracts (net)	—	(2,558)	(2,558)	—	(5,839)	(5,839)
Interest expense4)	(1,923)	(4)	(1,927)	(3,313)	(6)	(3,319)
Loan loss provisions	50	—	50	(44)	—	(44)
Impairments of investments (net)5)	(357)	280	(77)	(615)	435	(180)
Investment expenses	—	(219)	(219)	—	(518)	(518)
Acquisition costs and administrative expenses (net)	(5,815)	408	(5,407)	(11,457)	760	(10,697)
Fee and commission expenses	—	(691)	(691)	—	(1,258)	(1,258)
Amortization of intangible assets6)	—	(3)	(3)	—	(41)	(41)
Restructuring charges	—	(78)	(78)	—	(83)	(83)
Other expenses	(1,002)	978	(24)	(1,983)	1,957	(26)

Total expenses	(21,851)	641	(21,210)	(44,231)	1,188	(43,043)

Income before income taxes and minority interests in earnings	2,145	(11)	2,134	4,411	(22)	4,389
Income taxes7)	(415)	10	(405)	(1,011)	21	(990)
Minority interests in earnings	(340)	1	(339)	(686)	1	(685)

Net income	1,390	—	1,390	2,714	—	2,714

1)	Formerly “Other income from investments”.
2)	Formerly “Fee and commission income, and income from service activities”.
3)	Formerly “Insurance and investments contract benefits (net)”.
4)	Formerly “Interest and similar expenses”.
5)	Formerly “Other expenses from investments”.
6)	Formerly “Amortization of goodwill”.
7)	Formerly “Taxes”.

Segment Reporting

Effective January 1, 2006, the Allianz Group introduced a Corporate segment. The Corporate segment includes all group activities which are not allocated to a specific subsidiary. Further, the Corporate segment includes group funding and risk management activities, such as the senior bonds, subordinated bonds and money market securities issued or guaranteed by Allianz AG and the related derivative financial instruments held by Allianz AG or one of its subsidiaries. The activities included in the Corporate segment were previously reported in the Property-Casualty segment.

In addition, the Allianz Group reclassified its life and health reinsurance assumed business to the Life/Health segment. This business was previously reported in the Property-Casualty segment.

Finally, the Allianz Group revised the presentation of elimination for intra-Allianz Group dividends. Intra-Allianz Group dividends are now eliminated by the subsidiary receiving the dividend. Intra-Allianz Group dividends were previously eliminated within the segment if the dividend involved subsidiaries within the same segment or eliminated in the consolidation adjustments if the dividend involved subsidiaries in different segments.

The effects of all of these changes to segment reporting were implemented retrospectively; therefore, all previously reported segment balance sheets and segment income statements were reclassified to ensure consistency and comparableness with the presentation as implemented on January 1, 2006.

Operating Profit Methodology

As a result of the reclassifications and changes in segment reporting, as well as improving the consistency of external financial reporting with internal financial reporting, the methodology for defining operating profit was changed effective January 1, 2006. A summary of the key changes is as follows:

-	Amortization of intangible assets and restructuring charges, except of the operating restructuring charges for the Life/Health segment, are nonoperating items for all segments.

-	Realized gains/losses (net) from investments, shared with policyholders and impairments of investments (net), shared with policyholders are included in operating profit for the Property-Casualty and Life/Health segment.

-	The policyholder participation in tax income/tax expenses on premium refunds arisen in connection with tax exempted income/expenses is, analogously to the recognition of premium refunds, presented in Life/Health segment as operating profit.

Summary of the impact of the changes to operating profit by segment for the three and six months ended June 30, 2005:

Three months ended June 30, 2005	Operating profit as previously reported	Changes	Operating profit
	€ mn	€ mn	€ mn
Property-Casualty	1,390	260	1,650
Life/Health	448	24	472
Banking	278	(63)	215
Asset Management	255	(3)	252
Corporate	—	(190)	(190)
Consolidation adjustments	—	(53)	(53)

Allianz Group	2,371	(25)	2,346

Six months ended June 30, 2005	Operating profit as previously reported	Changes	Operating profit
	€ mn	€ mn	€ mn
Property-Casualty	2,394	470	2,864
Life/Health	805	184	989
Banking	516	(72)	444
Asset Management	486	(3)	483
Corporate	—	(457)	(457)
Consolidation adjustments	—	(90)	(90)

Allianz Group	4,201	32	4,233

Cash Flow Statement

As a result of the reclassifications to the consolidated balance sheet and consolidated income statement discussed above, the Allianz Group made corresponding reclassifications to the consolidated statements of cash flows. In addition, the Allianz Group reclassified the following line items from operating activities to investing or financing activities in order to consistently present changes in interest bearing assets and liabilities:

-	Loans and advances to banks and customers are reclassified to investing activities.

-	Liabilities to banks and customers are reclassified to financing activities.

-	Aggregate policy reserves for universal-life type insurance and investment contracts are reclassified to financing activities.

-	Certificated liabilities are reclassified to financing activities.

3 Segment reporting

Segment Information – Consolidated Balance Sheets

As of June 30, 2006 and as of December 31, 2005

ASSETS	Property-Casualty		Life/Health		Banking
	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	4,603	3,793	5,269	5,874	20,042	21,848
Financial assets carried at fair value through income	4,343	2,243	10,682	10,564	146,537	165,928
Investments	85,415	87,587	181,346	183,350	18,552	17,323
Loans and advances to banks and customers	16,347	15,873	85,376	84,072	301,687	249,212
Financial assets for unit linked contracts	—	—	56,511	54,661	—	—
Reinsurance assets	12,461	12,728	8,031	9,494	—	—
Deferred acquisition costs	3,707	3,563	15,087	13,847	—	—
Deferred tax assets	2,007	1,775	1,063	567	1,704	2,016
Other assets	17,538	16,607	14,751	12,505	8,493	12,273
Intangible assets	1,603	1,595	2,396	2,390	2,283	2,283

Total segment assets	148,024	145,764	380,512	377,324	499,298	470,883

LIABILITIES AND EQUITY	Property-Casualty		Life/Health		Banking
	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	686	132	3,715	3,517	77,542	82,080
Liabilities to banks and customers	4,772	4,383	6,564	5,479	340,050	301,586
Unearned premiums	15,276	12,945	435	360	—	—
Reserves for loss and loss adjustment expenses	58,952	60,259	6,830	6,806	—	—
Reserves for insurance and investment contracts	8,548	9,161	271,558	269,950	—	2
Financial liabilities for unit linked contracts	—	—	56,511	54,661	—	—
Deferred tax liabilities	4,003	4,155	1,402	1,800	111	405
Other liabilities	16,320	16,491	18,441	18,454	10,094	12,557
Certificated liabilities	408	412	4	4	48,134	50,719
Participation certificates and subordinated liabilities	1,605	1,634	71	141	6,995	7,428

Total segment liabilities	110,570	109,572	365,531	361,172	482,926	454,777

ASSETS	Asset Management		Corporate		Consolidation Adjustments		Alllianz Group
	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Cash and cash equivalents	687	476	207	166	(792)	(510)	30,016	31,647
Financial assets carried at fair value through income	1,064	1,031	504	956	(495)	(376)	162,635	180,346
Investments	717	832	83,761	88,130	(88,460)	(92,207)	281,331	285,015
Loans and advances to banks and customers	295	477	2,343	2,180	(12,078)	(15,006)	393,970	336,808
Financial assets for unit linked contracts	—	—	—	—	—	—	56,511	54,661
Reinsurance assets	—	—	—	—	(121)	(102)	20,371	22,120
Deferred acquisition costs	35	27	—	—	—	—	18,829	17,437
Deferred tax assets	198	213	1,645	1,840	(989)	(1,112)	5,628	5,299
Other assets	3,422	3,567	4,898	5,331	(8,464)	(7,990)	40,638	42,293
Intangible assets	6,462	6,690	—	—	(1)	—	12,743	12,958

Total segment assets	12,880	13,313	93,358	98,603	(111,400)	(117,303)	1,022,672	988,584

LIABILITIES AND EQUITY	Asset Management		Corporate		Consolidation Adjustments		Allianz Group
	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Financial liabilities carried at fair value through income	—	—	1,178	1,492	(324)	(379)	82,797	86,842
Liabilities to banks and customers	594	667	6,893	9,985	(9,388)	(11,784)	349,485	310,316
Unearned premiums	—	—	—	—	(2)	(2)	15,709	13,303
Reserves for loss and loss adjustment expenses	—	—	—	—	(80)	(60)	65,702	67,005
Reserves for insurance and investment contracts	—	—	(39)	(78)	(218)	(206)	279,849	278,829
Financial liabilities for unit linked contracts	—	—	—	—	—	—	56,511	54,661
Deferred tax liabilities	51	54	50	22	(974)	(1,112)	4,643	5,324
Other liabilities	3,808	3,876	13,623	11,931	(12,446)	(11,994)	49,840	51,315
Certificated liabilities	4	4	8,359	8,956	(1,014)	(892)	55,895	59,203
Participation certificates and subordinated liabilities	—	—	7,108	6,428	(867)	(947)	14,912	14,684

Total segment liabilities	4,457	4,601	37,172	38,736	(25,313)	(27,376)	975,343	941,482

Total equity							47,329	47,102

Total liabilities and equity							1,022,672	988,584

Segment Information – Consolidated Income Statements

For the three months ended June 30, 2006 and 2005

	Property-Casualty		Life/Health		Banking
Three months ended June 30,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	9,358	9,386	4,816	4,605	—	—
Interest and similar income	1,257	1,120	3,698	3,309	1,630	1,958
Income from financial assets and liabilities carried at fair value through income (net)	5	29	(216)	(27)	326	140
Realized gains/losses (net)	889	265	974	333	32	237
Fee and commission income	265	270	162	114	868	866
Other income	24	17	7	20	—	4

Total income	11,798	11,087	9,441	8,354	2,856	3,205

Claims and insurance benefits incurred (net)	(6,090)	(6,144)	(4,103)	(4,132)	—	—
Change in reserves for insurance and investment contracts (net)	(121)	(211)	(2,950)	(2,337)	—	—
Interest expense	(66)	(115)	(73)	(119)	(978)	(1,403)
Loan loss provisions	(2)	—	1	(2)	(7)	52
Impairments of investments (net)	(93)	(27)	(210)	(31)	(12)	(15)
Investment expenses	(67)	(102)	(211)	(124)	(10)	(8)
Acquisition and administrative expenses (net)	(2,511)	(2,496)	(1,153)	(1,049)	(1,436)	(1,209)
Fee and commission expenses	(205)	(175)	(70)	(32)	(140)	(171)
Amortization of intangible assets	(3)	(4)	(1)	(4)	(1)	—
Restructuring charges	(354)	(58)	(161)	(15)	(7)	(5)
Other expenses	(1)	(5)	—	—	13	(14)

Total expenses	(9,513)	(9,337)	(8,931)	(7,845)	(2,578)	(2,773)

Income before income taxes and minority interests in earnings	2,285	1,750	510	509	278	432
Income taxes	(466)	(442)	(90)	(46)	(89)	(155)
Minority interests in earnings	(237)	(205)	(92)	(106)	(27)	(25)

Net income	1,582	1,103	328	357	162	252

	Asset Management		Corporate		Consolidation Adjustments		Alllianz Group
Three months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	—	—	—	—	—	—	14,174	13,991
Interest and similar income	25	27	232	157	(266)	(233)	6,576	6,338
Income from financial assets and liabilities carried at fair value through income (net)	(2)	—	(56)	(149)	6	—	63	(7)
Realized gains/losses (net)	(1)	3	427	2	16	2	2,337	842
Fee and commission income	1,030	882	190	174	(201)	(161)	2,314	2,145
Other income	3	3	4	—	(21)	(9)	17	35

Total income	1,055	915	797	184	(466)	(401)	25,481	23,344

Claims and insurance benefits incurred (net)	—	—	—	—	—	—	(10,193)	(10,276)
Change in reserves for insurance and investment contracts (net)	—	—	—	—	(287)	(10)	(3,358)	(2,558)
Interest expense	(12)	(19)	(338)	(456)	168	185	(1,299)	(1,927)
Loan loss provisions	—	—	—	—	—	—	(8)	50
Impairments of investments (net)	(1)	—	9	(4)	—	—	(307)	(77)
Investment expenses	—	6	(60)	(39)	49	48	(299)	(219)
Acquisition and administrative expenses (net)	(561)	(569)	(167)	(96)	37	12	(5,791)	(5,407)
Fee and commission expenses	(318)	(258)	(131)	(155)	145	100	(719)	(691)
Amortization of intangible assets	—	5	—	—	—	—	(5)	(3)
Restructuring charges	—	(1)	—	—	—	1	(522)	(78)
Other expenses	—	—	—	(5)	—	—	12	(24)

Total expenses	(892)	(836)	(687)	(755)	112	336	(22,489)	(21,210)

Income before income taxes and minority interests in earnings	163	79	110	(571)	(354)	(65)	2,992	2,134
Income taxes	(62)	8	80	231	270	(1)	(357)	(405)
Minority interests in earnings	(11)	(10)	(7)	(6)	18	13	(356)	(339)

Net income	90	77	183	(346)	(66)	(53)	2,279	1,390

Segment Information – Consolidated Income Statements

For the six months ended June 30, 2006 and 2005

	Property-Casualty		Life/Health		Banking
Six months ended June 30,	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	18,699	18,526	9,912	9,772	—	—
Interest and similar income	2,179	1,987	6,745	6,121	3,510	3,559
Income from financial assets and liabilities carried at fair value through income (net)	45	55	(185)	(4)	816	578
Realized gains/losses (net)	1,353	804	2,236	1,791	446	729
Fee and commission income	517	486	291	206	1,860	1,689
Other income	38	21	13	29	25	4

Total income	22,831	21,879	19,012	17,915	6,657	6,559

Claims and insurance benefits incurred (net)	(12,272)	(12,184)	(8,796)	(8,854)	—	—
Change in reserves for insurance and investment contracts (net)	(193)	(334)	(5,598)	(5,480)	—	—
Interest expense	(129)	(195)	(137)	(223)	(2,257)	(2,455)
Loan loss provisions	(3)	—	1	(3)	26	(41)
Impairments of investments (net)	(106)	(34)	(245)	(53)	(32)	(57)
Investment expenses	(115)	(195)	(368)	(246)	(16)	(15)
Acquisition and administrative expenses (net)	(5,174)	(5,048)	(2,195)	(1,858)	(2,864)	(2,575)
Fee and commission expenses	(375)	(332)	(120)	(62)	(300)	(292)
Amortization of intangible assets	(7)	(9)	(2)	(7)	(1)	—
Restructuring charges	(356)	(62)	(161)	(15)	(9)	(5)
Other expenses	(2)	(6)	—	—	13	(8)

Total expenses	(18,732)	(18,399)	(17,621)	(16,801)	(5,440)	(5,448)

Income before income taxes and minority interests in earnings	4,099	3,480	1,391	1,114	1,217	1,111
Income taxes	(990)	(985)	(309)	(150)	(334)	(229)
Minority interests in earnings	(427)	(396)	(220)	(228)	(55)	(51)

Net income	2,682	2,099	862	736	828	831

	Asset Management		Corporate		Consolidation Adjustments		Alllianz Group
Six months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	—	—	—	—	—	—	28,611	28,298
Interest and similar income	50	44	326	255	(543)	(504)	12,267	11,462
Income from financial assets and liabilities carried at fair value through income (net)	12	5	(152)	(153)	27	(1)	563	480
Realized gains/losses (net)	1	5	497	108	(301)	(376)	4,232	3,061
Fee and commission income	2,061	1,687	382	334	(394)	(319)	4,717	4,083
Other income	6	6	17	—	(43)	(12)	56	48

Total income	2,130	1,747	1,070	544	(1,254)	(1,212)	50,446	47,432

Claims and insurance benefits incurred (net)	—	—	—	—	—	—	(21,068)	(21,038)
Change in reserves for insurance and investment contracts (net)	—	—	—	—	(279)	(25)	(6,070)	(5,839)
Interest expense	(20)	(26)	(709)	(822)	353	402	(2,899)	(3,319)
Loan loss provisions	—	—	—	—	—	—	24	(44)
Impairments of investments (net)	(1)	—	22	(36)	—	—	(362)	(180)
Investment expenses	—	(1)	(77)	(153)	94	92	(482)	(518)
Acquisition and administrative expenses (net)	(1,146)	(1,041)	(323)	(217)	68	42	(11,634)	(10,697)
Fee and commission expenses	(632)	(507)	(264)	(265)	284	200	(1,407)	(1,258)
Amortization of intangible assets	—	(25)	—	—	—	—	(10)	(41)
Restructuring charges	—	(1)	—	—	—	—	(526)	(83)
Other expenses	—	—	—	(12)	—	—	11	(26)

Total expenses	(1,799)	(1,601)	(1,351)	(1,505)	520	711	(44,423)	(43,043)

Income before income taxes and minority interests in earnings	331	146	(281)	(961)	(734)	(501)	6,023	4,389
Income taxes	(127)	(16)	234	384	270	6	(1,256)	(990)
Minority interests in earnings	(24)	(23)	(9)	(7)	26	20	(709)	(685)

Net income	180	107	(56)	(584)	(438)	(475)	4,058	2,714

Segment Information – Total Revenues and Operating Profit

For the three months and six months ended June 30, 2006 and 2005

The following table summarizes the total revenues and operating profit for each of the segments for the three months and six months ended June 30, 2006 and 2005, as well as IFRS consolidated net income of the Allianz Group.

	Property-Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues1)	9,682	9,597	11,931	12,072	1,706	1,394	726	641	—	—	22	(11)	24,067	23,693

Operating profit	1,845	1,650	527	472	266	215	297	252	(74)	(190)	(67)	(53)	2,794	2,346
Non-operating items	440	100	(17)	37	12	217	(134)	(173)	184	(381)	(287)	(12)	198	(212)

Income before income taxes and minority interests in earnings	2,285	1,750	510	509	278	432	163	79	110	(571)	(354)	(65)	2,992	2,134
Income taxes	(466)	(442)	(90)	(46)	(89)	(155)	(62)	8	80	231	270	(1)	(357)	(405)
Minority interests in earnings	(237)	(205)	(92)	(106)	(27)	(25)	(11)	(10)	(7)	(6)	18	13	(356)	(339)

Net income	1,582	1,103	328	357	162	252	90	77	183	(346)	(66)	(53)	2,279	1,390

Six months ended June 30,
Total revenues1)	23,831	23,740	24,753	23,952	3,654	3,083	1,477	1,208	—	—	(7)	(28)	53,708	51,955

Operating profit	3,231	2,864	1,250	989	813	444	601	483	(254)	(457)	(170)	(90)	5,471	4,233
Non-operating items	868	616	141	125	404	667	(270)	(337)	(27)	(504)	(564)	(411)	552	156

Income before income taxes and minority interests in earnings	4,099	3,480	1,391	1,114	1,217	1,111	331	146	(281)	(961)	(734)	(501)	6,023	4,389
Income taxes	(990)	(985)	(309)	(150)	(334)	(229)	(127)	(16)	234	384	270	6	(1,256)	(990)
Minority interests in earnings	(427)	(396)	(220)	(228)	(55)	(51)	(24)	(23)	(9)	(7)	26	20	(709)	(685)

Net income	2,682	2,099	862	736	828	831	180	107	(56)	(584)	(438)	(475)	4,058	2,714

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Property-Casualty Segment

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Gross premiums written1)	9,682	9,597	23,831	23,740
Ceded premiums written	(1,230)	(1,161)	(2,942)	(2,859)
Change in unearned premiums	906	950	(2,190)	(2,355)

Premiums earned (net)	9,358	9,386	18,699	18,526
Interest and similar income	1,257	1,120	2,179	1,987
Income from financial assets and liabilities designated at fair value through income (net)2)	6	35	42	56
Realized gains/losses (net) from investments, shared with policyholders3)	11	72	36	86
Fee and commission income	265	270	517	486
Other income	24	17	38	21

Operating revenues	10,921	10,900	21,511	21,162

Claims and insurance benefits incurred (net)	(6,090)	(6,144)	(12,272)	(12,184)
Changes in reserves for insurance and investment contracts (net)	(121)	(211)	(193)	(334)
Interest expense	(66)	(115)	(129)	(195)
Loan loss provisions	(2)	—	(3)	—
Impairments of investments (net), shared with policyholders4)	(13)	(2)	(17)	(4)
Investment expenses	(67)	(102)	(115)	(195)
Acquisition and administrative expenses (net)	(2,511)	(2,496)	(5,174)	(5,048)
Fee and commission expenses	(205)	(175)	(375)	(332)
Other expenses	(1)	(5)	(2)	(6)

Operating expenses	(9,076)	(9,250)	(18,280)	(18,298)

Operating profit	1,845	1,650	3,231	2,864

Income from financial assets and liabilities held for trading (net)2)	(1)	(6)	3	(1)
Realized gains/losses (net) from investments, not shared with policyholders3)	878	193	1,317	718
Impairments of investments (net), not shared with policyholders4)	(80)	(25)	(89)	(30)
Amortization of intangible assets	(3)	(4)	(7)	(9)
Restructuring charges	(354)	(58)	(356)	(62)

Non-operating items	440	100	868	616

Income before income taxes and minority interests in earnings	2,285	1,750	4,099	3,480

Income taxes	(466)	(442)	(990)	(985)
Minority interests in earnings	(237)	(205)	(427)	(396)

Net income	1,582	1,103	2,682	2,099

Loss ratio5) in %	65.1	65.5	65.6	65.8
Expense ratio6) in %	26.8	26.6	27.7	27.2

Combined ratio7) in %	91.9	92.1	93.3	93.0

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Life/Health Segment

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	11,931	12,072	24,753	23,952
Ceded premiums written	(213)	(211)	(409)	(442)
Change in unearned premiums	(28)	(25)	(86)	(54)

Statutory premiums (net)	11,690	11,836	24,258	23,456
Deposits from SFAS 97 insurance and investment contracts	(6,874)	(7,231)	(14,346)	(13,684)

Premiums earned (net)	4,816	4,605	9,912	9,772
Interest and similar income	3,698	3,309	6,745	6,121
Income from financial assets and liabilities carried at fair value through income (net)	(216)	(27)	(185)	(4)
Realized gains/losses (net) from investments, shared with policyholders2)	947	277	2,050	1,644
Fee and commission income	162	114	291	206
Other income	7	20	13	29

Operating revenues	9,414	8,298	18,826	17,768

Claims and insurance benefits incurred (net)	(4,103)	(4,132)	(8,796)	(8,854)
Changes in reserves for insurance and investment contracts (net)	(2,950)	(2,337)	(5,598)	(5,480)
Interest expense	(73)	(119)	(137)	(223)
Loan loss provisions	1	(2)	1	(3)
Impairments of investments (net), shared with policyholders	(210)	(31)	(245)	(53)
Investment expenses	(211)	(124)	(368)	(246)
Acquisition and administrative expenses (net)	(1,153)	(1,049)	(2,195)	(1,858)
Fee and commission expenses	(70)	(32)	(120)	(62)
Operating restructuring charges3)	(118)	–	(118)	–

Operating expenses	(8,887)	(7,826)	(17,576)	(16,779)

Operating profit	527	472	1,250	989

Realized gains/losses (net) from investments, not shared with policyholders2)	27	56	186	147
Amortization of intangible assets	(1)	(4)	(2)	(7)
Non-operating restructuring charges3)	(43)	(15)	(43)	(15)

Non-operating items	(17)	37	141	125

Income before income taxes and minority interests in earnings	510	509	1,391	1,114

Income taxes	(90)	(46)	(309)	(150)
Minority interests in earnings	(92)	(106)	(220)	(228)

Net income	328	357	862	736

Statutory expense ratio4) in %	9.9	8.9	9.0	7.9

1)	For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	The total of these items equals realized gains/losses (net) in the segment income statement.
3)	The total of these items equals restructuring charges in the segment income statement.
4)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Banking Segment

	Three months ended June 30,				Six months ended June 30,
	2006		2005		2006		2005
	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank	Banking Segment1)	Dresdner Bank
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net interest income2)	652	631	555	535	1,253	1,209	1,104	1,066
Net fee and commission income3)	728	680	695	658	1,560	1,473	1,397	1,324
Trading income (net)4)	308	381	135	128	795	865	582	563
Income from financial assets and liabilities designated at fair value through income (net)4)	18	18	5	5	21	21	(4)	(4)
Other income	—	(1)	4	4	25	25	4	4

Operating revenues5)	1,706	1,709	1,394	1,330	3,654	3,593	3,083	2,953

Administrative expenses	(1,436)	(1,386)	(1,209)	(1,155)	(2,864)	(2,767)	(2,575)	(2,466)
Investment expenses	(10)	(12)	(8)	(9)	(16)	(19)	(15)	(19)
Other expenses	13	13	(14)	(15)	13	13	(8)	(8)

Operating expenses	(1,433)	(1,385)	(1,231)	(1,179)	(2,867)	(2,773)	(2,598)	(2,493)

Loan loss provisions	(7)	(5)	52	54	26	28	(41)	(46)

Operating profit	266	319	215	205	813	848	444	414

Realized gains/losses (net)	32	30	237	237	446	444	729	729
Impairments of investments (net)	(12)	(12)	(15)	(14)	(32)	(32)	(57)	(56)
Amortization of intangible assets	(1)	—	—	—	(1)	—	—	—
Restructuring charges	(7)	(6)	(5)	(5)	(9)	(8)	(5)	(5)

Non-operating items	12	12	217	218	404	404	667	668

Income before income taxes and minority interests in earnings	278	331	432	423	1,217	1,252	1,111	1,082

Income taxes	(89)	(112)	(155)	(156)	(334)	(350)	(229)	(224)
Minority interests in earnings	(27)	(21)	(25)	(21)	(55)	(46)	(51)	(41)

Net income	162	198	252	246	828	856	831	817

Cost-income ratio6) in %	84.0	81.0	88.3	88.6	78.5	77.2	84.3	84.4

1)	Consists of Dresdner Bank and non-Dresdner Bank banking operations within our Banking segment, as well as the elimination of trading income (net) of 81 mn at Dresdner Bank resulting from Dresdner Bank’s trading activities in Allianz AG shares in 2Q and 1H 2006.
2)	Represents interest and similar income less interest expense.
3)	Represents fee and commission income less fee and commission expense.
4)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
5)	For the Banking segment, total revenues are measured based upon operating revenues.
6)	Represents operating expenses divided by operating revenues.

Asset Management Segment

	Three months ended June 30,				Six months ended June 30,
	2006		2005		2006		2005
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Net fee and commission income1)	712	701	624	615	1,429	1,405	1,180	1,162
Net interest income2)	13	15	14	19	30	29	17	23
Income from financial assets and liabilities carried at fair value through income (net)	(2)	(2)	—	(3)	12	12	5	(2)
Other income	3	3	3	3	6	6	6	6

Operating revenues3)	726	717	641	634	1,477	1,452	1,208	1,189

Administrative expenses, excluding acquisition-related expenses4)	(429)	(422)	(389)	(385)	(876)	(857)	(725)	(711)

Operating expenses	(429)	(422)	(389)	(385)	(876)	(857)	(725)	(711)

Operating profit	297	295	252	249	601	595	483	478

Realized gains/losses (net)	(1)	(1)	3	3	1	—	5	3
Impairments of investments (net)	(1)	—	—	—	(1)	—	—	—
Acquisition-related expenses, thereof:4)
Deferred purchases of interests in PIMCO	(130)	(130)	(179)	(179)	(266)	(266)	(306)	(306)
Other acquisition-related expenses5)	(2)	(2)	(1)	(1)	(4)	(4)	(10)	(10)

Subtotal	(132)	(132)	(180)	(180)	(270)	(270)	(316)	(316)

Amortization of intangible assets6)	—	—	5	5	—	—	(25)	(25)
Restructuring charges	—	—	(1)	—	—	—	(1)	—

Non-operating items	(134)	(133)	(173)	(172)	(270)	(270)	(337)	(338)

Income before income taxes and minority interests in earnings	163	162	79	77	331	325	146	140
Income taxes	(62)	(62)	8	8	(127)	(126)	(16)	(17)
Minority interests in earnings	(11)	(10)	(10)	(9)	(24)	(22)	(23)	(20)

Net income	90	90	77	76	180	177	107	103

Cost-income ratio7) in %	59.1	58.9	60.7	60.7	59.3	59.0	60.0	59.8

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate. These retention payments largely expired in 2005.
6)	Consists of amortization charges relating to capitalized bonuses for PIMCO management. These amortization charges expired in 2005. Until December 31, 2005, these amortization charges were classified as acquisition-related expenses. Prior year balances have been reclassified to allow for comparability across periods.
7)	Represents operating expenses divided by operating revenues.

Corporate Segment

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Interest and similar income	232	157	326	255
Fee and commission income	190	174	382	334
Other income	4	—	17	—

Operating revenues	426	331	725	589

Interest expense, excluding interest expense from external debt1)	(142)	(226)	(315)	(399)
Investment expenses	(60)	(39)	(77)	(153)
Acquisition and administrative expenses (net)	(167)	(96)	(323)	(217)
Fee and commission expenses	(131)	(155)	(264)	(265)
Other expenses	—	(5)	—	(12)

Operating expenses	(500)	(521)	(979)	(1,046)

Operating profit	(74)	(190)	(254)	(457)

Income from financial assets and liabilities held for trading (net)	(56)	(149)	(152)	(153)
Realized gains/losses (net)	427	2	497	108
Impairments of investments (net)	9	(4)	22	(36)
Interest expense from external debt1)	(196)	(230)	(394)	(423)

Non-operating items	184	(381)	(27)	(504)

Income before income taxes and minority interests in earnings	110	(571)	(281)	(961)

Income taxes	80	231	234	384
Minority interests in earnings	(7)	(6)	(9)	(7)

Net income	183	(346)	(56)	(584)

1)	The total of these items equals interest expense in the segment income statement.

Supplementary Information to the Consolidated Balance Sheets

4 Financial assets carried at fair value through income

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Financial assets held for trading
Debt securities	91,514	109,384
Equity securities	28,033	30,788
Derivative financial instruments	28,290	26,012

Subtotal	147,837	166,184

Financial assets designated at fair value through income
Debt securities	10,660	10,686
Equity securities	4,010	3,476
Loans to banks and customers	128	—

Subtotal	14,798	14,162

Total	162,635	180,346

5 Investments

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Available-for-sale investments	263,415	266,953
Held-to-maturity investments	4,762	4,826
Funds held by others under reinsurance contracts assumed	1,194	1,572
Investments in associates and joint ventures	2,758	2,095
Real estate held for investment	9,202	9,569

Total	281,331	285,015

Available-for-sale investments

	Amortized cost		Unrealized gains		Unrealized losses		Fair value
	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Equity securities	41,190	38,157	18,048	19,161	(393)	(188)	58,845	57,130
Government debt securities	118,907	119,308	2,542	6,463	(2,092)	(542)	119,357	125,229
Corporate debt securities	83,222	79,733	1,304	3,420	(1,666)	(267)	82,860	82,886
Other debt securities	2,189	1,556	191	154	(27)	(2)	2,353	1,708

Total	245,508	238,754	22,085	29,198	(4,178)	(999)	263,415	266,953

6 Loans and advances to banks and customers

	As of June 30, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Short-term investments and certificates of deposit	9,054	—	9,054	5,292	—	5,292
Reverse repurchase agreements	87,282	45,389	132,671	63,009	42,322	105,331
Collateral paid for securities borrowing transactions	15,037	26,691	41,728	6,369	18,659	25,028
Loans	66,264	123,777	190,041	65,488	114,933	180,421
Other advances	7,467	14,345	21,812	11,427	10,956	22,383

Subtotal	185,104	210,202	395,306	151,585	186,870	338,455
Loan loss allowance	(155)	(1,181)	(1,336)	(201)	(1,446)	(1,647)

Total	184,949	209,021	393,970	151,384	185,424	336,808

Loans and advances to customers net of loan loss allowance, by type of customer

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Corporate customers	147,074	123,015
Private customers	58,841	59,316
Public authorities	4,287	4,539

Subtotal	210,202	186,870
Loan loss allowance	(1,181)	(1,446)

Total	209,021	185,424

7 Reinsurance assets

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Unearned premiums	1,745	1,448
Reserves for loss and loss adjustment expenses	10,179	10,874
Reserves for insurance and investment contracts	8,447	9,798

Total	20,371	22,120

8 Deferred acquisition costs

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Deferred acquisition costs
Property-Casualty	3,696	3,550
Life/Health	13,195	12,013
Asset Management	35	23

Subtotal	16,926	15,586
Present value of future profits	1,317	1,336
Deferred sales inducements	586	515

Total	18,829	17,437

9 Other assets

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Receivables arising from insurance and reinsurance contracts due from
Policyholders	4,178	4,105
Agents	3,994	3,852
Reinsurers	2,085	2,489
Other receivables	6,407	6,772
Less allowance for doubtful accounts	(278)	(317)

Subtotal	16,386	16,901

Tax receivables
Income tax	1,295	1,523
Other tax	653	600

Subtotal	1,948	2,123

Dividends, interest and rent receivable	5,437	5,474
Prepaid expenses
Interest and rent	3,091	2,518
Other prepaid expenses	122	139

Subtotal	3,213	2,657

Derivative financial instruments used for hedging that meet the criteria of hedge accounting	843	849
Property and equipment
Real estate held for use	4,818	4,391
Equipment	1,300	1,385
Software	1,102	1,091

Subtotal	7,220	6,867

Non-current assets and disposal groups held for sale	1,725	3,292
Other assets	3,866	4,130

Total	40,638	42,293

10 Intangible assets

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Goodwill	11,800	12,023
Brand names	740	740
Other	203	195

Total	12,743	12,958

Changes in goodwill for the six months ended June 30, 2006, were as follows:

€ mn
Cost as of 12/31/2005	12,247
Accumulated impairments as of 12/31/2005	(224)

Carrying amount as of 12/31/2005	12,023

Additions	32
Foreign currency translation adjustments	(255)

Carrying amount as of 6/30/2006	11,800

Accumulated impairments as of 6/30/2006	224
Cost as of 6/30/2006	12,024

Additions include goodwill from

-	the acquisition of 100.0% interest in 1. Pensionssparkasse a.s., Bratislava,

-	increasing the interest in Ann Arbor Annuity Exchange Inc., Ann Arbor, from 40.0% to 100.0%.

11 Financial liabilities carried at fair value through income

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Financial liabilities held for trading
Obligations to deliver securities	40,768	49,029
Derivative financial instruments	31,345	28,543
Other trading liabilities	9,917	8,820

Subtotal	82,030	86,392
Financial liabilities designated at fair value through income	767	450

Total	82,797	86,842

12 Liabilities to banks and customers

	As of June 30, 2006			As of December 31, 2005
	Banks	Customers	Total	Banks	Customers	Total
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Payable on demand	18,788	66,244	85,032	14,534	57,624	72,158
Savings deposits	—	5,519	5,519	—	5,608	5,608
Term deposits and certificates of deposit	71,873	46,315	118,188	73,189	45,968	119,157
Repurchase agreements	53,649	56,437	110,086	50,850	39,156	90,006
Collateral received from securities lending transactions	16,910	10,725	27,635	11,369	7,908	19,277
Other	725	2,300	3,025	2,015	2,095	4,110

Total	161,945	187,540	349,485	151,957	158,359	310,316

13 Reserves for loss and loss adjustment expenses

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Property-Casualty	58,952	60,259
Life/Health	6,830	6,806
Consolidation adjustments	(80)	(60)

Total	65,702	67,005

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the six months ended June 30, 2006 and 2005, are as follows:

	2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Reserves for loss and loss adjustment expenses as of 1/1/	60,259	(10,604)	49,655	55,693	(10,192)	45,501
Loss and loss adjustment expenses incurred
Current year	14,362	(1,487)	12,875	14,045	(1,449)	12,596
Prior years	(840)	237	(603)	(634)	222	(412)

Subtotal	13,522	(1,250)	12,272	13,411	(1,227)	12,184

Loss and loss adjustment expenses paid
Current year	(4,464)	170	(4,294)	(4,360)	237	(4,123)
Prior years	(9,066)	1,338	(7,728)	(8,296)	1,222	(7,074)

Subtotal	(13,530)	1,508	(12,022)	(12,656)	1,459	(11,197)

Foreign currency translation adjustments and other	(1,299)	398	(901)	1,783	(512)	1,271

Reserves for loss and loss adjustment expenses as of 6/30/	58,952	(9,948)	49,004	58,231	(10,472)	47,759

14 Reserves for insurance and investment contracts

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Aggregate policy reserves	253,089	249,530
Reserves for premium refunds	26,048	28,510
Other insurance reserves	712	789

Total	279,849	278,829

15 Other liabilities

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Payables arising from insurance and reinsurance contracts to
Policyholders	5,581	6,295
Agents	1,521	1,764
Reinsurers	1,768	1,648
Payables for social security	239	176

Subtotal	9,109	9,883

Tax payables
Income tax	2,763	2,150
Other	1,130	1,004

Subtotal	3,893	3,154

Interest and rent payable	699	513
Unearned income
Interest and rent	2,417	2,257
Other	245	236

Subtotal	2,662	2,493

Provisions
Pensions and similar obligations	3,925	5,594
Employee related	2,359	2,737
Share based compensation	1,730	1,703
Restructuring	698	186
Loan commitments	117	117
Other	1,897	1,947

Subtotal	10,726	12,284

Deposits retained for reinsurance ceded	5,771	7,105
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting	1,122	1,019
Financial liabilities for puttable equity instruments	3,666	3,137
Disposal groups held for sale	1,263	1,389
Other liabilities	10,929	10,338

Total	49,840	51,315

16 Certificated liabilities

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz AG1)
Senior bonds	4,709	4,781
Exchangeable bonds	1,484	2,326
Money market securities	1,450	1,131

Subtotal	7,643	8,238

Banking subsidiaries
Senior bonds	25,971	26,262
Money market securities	21,866	24,287

Subtotal	47,837	50,549

All other subsidiaries
Certificated liabilities	15	16
Money market securities	400	400

Subtotal	415	416

Total	55,895	59,203

1)	Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B. V., Allianz Finance II B. V. guaranteed by Allianz AG and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz AG, which are fully and unconditionally guaranteed by Allianz AG.

17 Participation certificates and subordinated liabilities

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Allianz AG1)
Subordinated bonds	6,892	6,220
Participation certificates	85	85

Subtotal	6,977	6,305

Banking subsidiaries
Subordinated liabilities	3,931	4,273
Hybrid equity	1,548	1,614
Participation certificates	1,506	1,517

Subtotal	6,985	7,404

All other subsidiaries
Subordinated liabilities	905	930
Hybrid equity	45	45

Subtotal	950	975

Total	14,912	14,684

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz AG.

18 Equity

	As of June 30, 2006	As of December 31, 2005
	€ mn	€ mn
Shareholders’ equity
Issued capital	1,039	1,039
Capital reserve	20,577	20,577
Revenue reserves	12,855	9,930
Treasury shares	(76)	(1,351)
Foreign currency translation adjustments	(1,930)	(1,032)
Unrealized gains and losses (net)	7,858	10,324

Subtotal	40,323	39,487
Minority interests	7,006	7,615

Total	47,329	47,102

Supplementary Information to the Consolidated Income Statements

19 Premiums earned (net)

Three months ended June 30,	2006				2005
	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written
Direct	9,036	4,932	—	13,968	8,983	4,689	—	13,672
Assumed	646	121	1	768	614	149	(5)	758

Subtotal	9,682	5,053	1	14,736	9,597	4,838	(5)	14,430
Ceded	(1,230)	(208)	(1)	(1,439)	(1,161)	(208)	5	(1,364)

Net	8,452	4,845	—	13,297	8,436	4,630	—	13,066

Change in unearned premiums
Direct	1,000	(16)	—	984	979	(22)	—	957
Assumed	67	(14)	—	53	15	(2)	1	14

Subtotal	1,067	(30)	—	1,037	994	(24)	1	971
Ceded	(161)	1	—	(160)	(44)	(1)	(1)	(46)

Net	906	(29)	—	877	950	(25)	—	925

Premiums earned
Direct	10,036	4,916	—	14,952	9,962	4,667	—	14,629
Assumed	713	107	1	821	629	147	(4)	772

Subtotal	10,749	5,023	1	15,773	10,591	4,814	(4)	15,401
Ceded	(1,391)	(207)	(1)	(1,599)	(1,205)	(209)	4	(1,410)

Net	9,358	4,816	—	14,174	9,386	4,605	—	13,991

Six months ended June 30,	2006				2005
	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written
Direct	22,507	10,204	—	32,711	22,299	10,020	—	32,319
Assumed	1,324	193	(4)	1,513	1,441	241	(12)	1,670

Subtotal	23,831	10,397	(4)	34,224	23,740	10,261	(12)	33,989
Ceded	(2,942)	(398)	4	(3,336)	(2,859)	(435)	12	(3,282)

Net	20,889	9,999	—	30,888	20,881	9,826	—	30,707

Change in unearned premiums
Direct	(2,532)	(77)	—	(2,609)	(2,630)	(51)	—	(2,681)
Assumed	4	(11)	—	(7)	(141)	(3)	1	(143)

Subtotal	(2,528)	(88)	—	(2,616)	(2,771)	(54)	1	(2,824)
Ceded	338	1	—	339	416	—	(1)	415

Net	(2,190)	(87)	—	(2,277)	(2,355)	(54)	—	(2,409)

Premiums earned
Direct	19,975	10,127	—	30,102	19,669	9,969	—	29,638
Assumed	1,328	182	(4)	1,506	1,300	238	(11)	1,527

Subtotal	21,303	10,309	(4)	31,608	20,969	10,207	(11)	31,165
Ceded	(2,604)	(397)	4	(2,997)	(2,443)	(435)	11	(2,867)

Net	18,699	9,912	—	28,611	18,526	9,772	—	28,298

20 Interest and similar income

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Interest from held-to-maturity investments	57	57	117	126
Dividends from available-for-sale investments	1,258	881	1,531	1,074
Interest from available-for-sale investments	2,336	2,102	4,553	4,140
Share of earnings from investments in associates and joint ventures	48	71	122	147
Rent from real estate held for investment	260	306	487	545
Interest from loans to banks and customers	2,570	2,877	5,377	5,349
Other	47	44	80	81

Total	6,576	6,338	12,267	11,462

21 Income from financial assets and liabilities carried at fair value through income (net)

	Property- Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Three months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading	(1)	(6)	(110)	(299)	308	135	—	—	(56)	(149)	5	—	146	(319)
Income from financial assets designated at fair value through income	6	92	(198)	500	25	30	(188)	56	—	—	—	—	(355)	678
Expense from financial liabilities designated at fair value through income	—	1	(1)	—	(7)	(25)	—	—	—	—	1	—	(7)	(24)
Income (expense) from financial liabilities for puttable equity instruments (net)	—	(58)	93	(228)	—	—	186	(56)	—	—	—	—	279	(342)

Total	5	29	(216)	(27)	326	140	(2)	—	(56)	(149)	6	—	63	(7)

	Property- Casualty		Life/ Health		Banking		Asset Management		Corporate		Consolidation adjustments		Allianz Group
Six months ended June 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading	3	(2)	(128)	(352)	795	582	3	4	(152)	(153)	26	(1)	547	78
Income from financial assets designated at fair value through income	50	104	(44)	536	46	43	(152)	57	—	—	—	—	(100)	740
Expense from financial liabilities designated at fair value through income	(1)	—	(1)	—	(25)	(47)	—	—	—	—	1	—	(26)	(47)
Income (expense) from financial liabilities for puttable equity instruments (net)	(7)	(47)	(12)	(188)	—	—	161	(56)	—	—	—	—	142	(291)

Total	45	55	(185)	(4)	816	578	12	5	(152)	(153)	27	(1)	563	480

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2006, includes expenses of €128 mn (2005: €352 mn) from derivative financial instruments used by the Life/Health insurance segment. This includes expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €100 mn (2005: €290 mn) and expenses from other derivative financial instruments of €28 mn (2005: €62 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Trading in interest products	65	(56)	307	155
Trading in equity products	107	(77)	243	(5)
Foreign exchange/precious metals trading	137	65	247	124
Other trading activities	(1)	203	(2)	308

Total	308	135	795	582

Corporate Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2006, includes expenses of €152 mn (2005: €153 mn) from derivative financial instruments used by the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of €215 mn (2005: €214 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of €195 mn (2005: €89 mn), and expenses from other derivative financial instruments of €132 mn (2005: €28 mn).

22 Realized gains/losses (net)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Realized gains
Available-for-sale investments
Equity securities	2,285	549	3,803	1,736
Debt securities	147	269	371	585

Subtotal	2,432	818	4,174	2,321

Investments in associates and joint ventures1)	126	174	267	863
Loans to banks and customers	3	17	30	88
Real estate held for investment	309	72	483	150

Subtotal	2,870	1,081	4,954	3,422

Realized losses
Available-for-sale investments
Equity securities	(132)	(101)	(204)	(143)
Debt securities	(376)	(116)	(466)	(179)

Subtotal	(508)	(217)	(670)	(322)

Investments in associates and joint ventures2)	(5)	(4)	(8)	(10)
Loans to banks and customers	(11)	(14)	(17)	(19)
Real estate held for investment	(9)	(4)	(27)	(10)

Subtotal	(533)	(239)	(722)	(361)

Total	2,337	842	4,232	3,061

1)	During the three and six months ended June 30, 2006, includes realized gains from the disposal of subsidiaries and businesses of €5 mn (2005: €72 mn) and €50 mn (2005: €77 mn) respectively.
2)	During the three and six months ended June 30, 2006, includes realized losses from the disposal of subsidiaries of €1 mn (2005: €2 mn) and €1 mn (2005: €6 mn) respectively.

23 Fee and commission income

Three months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	159	—	159	139	—	139
Service agreements	102	(12)	90	128	(17)	111
Investment advisory	4	—	4	3	—	3

Subtotal	265	(12)	253	270	(17)	253

Life/Health
Service agreements	52	(27)	25	37	(15)	22
Investment advisory	97	—	97	72	—	72
Other	13	(3)	10	5	(3)	2

Subtotal	162	(30)	132	114	(18)	96

Banking
Securities business	347	(49)	298	336	(36)	300
Investment advisory	156	(40)	116	133	(35)	98
Payment transactions	92	(1)	91	96	(1)	95
Mergers and acquisitions advisory	59	—	59	97	—	97
Underwriting business (new issues)	40	—	40	14	—	14
Other	174	(12)	162	190	(5)	185

Subtotal	868	(102)	766	866	(77)	789

Asset Management
Management fees	836	(32)	804	719	(27)	692
Loading and exit fees	88	—	88	82	—	82
Performance fees	9	—	9	12	—	12
Other	97	—	97	69	—	69

Subtotal	1,030	(32)	998	882	(27)	855

Corporate
Service agreements1)	190	(25)	165	174	(22)	152

Subtotal	190	(25)	165	174	(22)	152

Total	2,515	(201)	2,314	2,306	(161)	2,145

1)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €152 mn and €143 mn for the three months ended June 30, 2006 and 2005, respectively.

Six months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	333	—	333	271	—	271
Service agreements	177	(22)	155	210	(35)	175
Investment advisory	7	—	7	5	—	5

Subtotal	517	(22)	495	486	(35)	451

Life/Health
Service agreements	89	(48)	41	76	(35)	41
Investment advisory	184	—	184	121	—	121
Other	18	(6)	12	9	(5)	4

Subtotal	291	(54)	237	206	(40)	166

Banking
Securities business	812	(96)	716	732	(76)	656
Investment advisory	308	(80)	228	259	(63)	196
Payment transactions	183	(1)	182	189	(1)	188
Mergers and acquisitions advisory	124	—	124	127	—	127
Underwriting business (new issues)	75	—	75	35	—	35
Other	358	(38)	320	347	(8)	339

Subtotal	1,860	(215)	1,645	1,689	(148)	1,541

Asset Management
Management fees	1,677	(53)	1,624	1,377	(49)	1,328
Loading and exit fees	181	—	181	160	—	160
Performance fees	25	—	25	21	—	21
Other	178	(3)	175	129	(1)	128

Subtotal	2,061	(56)	2,005	1,687	(50)	1,637

Corporate
Service agreements1)	382	(47)	335	334	(46)	288

Subtotal	382	(47)	335	334	(46)	288

Total	5,111	(394)	4,717	4,402	(319)	4,083

1)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €303 mn and €267 mn for the six months ended June 30, 2006 and 2005, respectively.

24 Other income

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	16	14	51	16
Other income from real estate held for use	(2)	6	2	13

Subtotal	14	20	53	29
Income from non-current assets and disposal groups held for sale	1	7	1	10
Other	2	8	2	9

Total	17	35	56	48

25 Claims and insurance benefits incurred (net)

Three months ended June 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Claims and insurance benefits paid	(6,270)	(4,220)	9	(10,481)	(6,427)	(4,326)	(3)	(10,756)
Change in reserves for loss and loss adjustment expenses	(284)	(73)	(1)	(358)	(272)	(66)	(3)	(341)

Subtotal	(6,554)	(4,293)	8	(10,839)	(6,699)	(4,392)	(6)	(11,097)

Ceded
Claims and insurance benefits paid	512	180	(9)	683	639	230	3	872
Change in reserves for loss and loss adjustment expenses	(48)	10	1	(37)	(84)	30	3	(51)

Subtotal	464	190	(8)	646	555	260	6	821

Net
Claims and insurance benefits paid	(5,758)	(4,040)	—	(9,798)	(5,788)	(4,096)	—	(9,884)
Change in reserves for loss and loss adjustment expenses	(332)	(63)	—	(395)	(356)	(36)	—	(392)

Total	(6,090)	(4,103)	—	(10,193)	(6,144)	(4,132)	—	(10,276)

Six months ended June 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Claims and insurance benefits paid	(13,530)	(9,176)	13	(22,693)	(12,656)	(9,410)	(3)	(22,069)
Change in reserves for loss and loss adjustment expenses	8	13	(2)	19	(755)	49	(3)	(709)

Subtotal	(13,522)	(9,163)	11	(22,674)	(13,411)	(9,361)	(6)	(22,778)

Ceded
Claims and insurance benefits paid	1,508	356	(13)	1,851	1,459	459	3	1,921
Change in reserves for loss and loss adjustment expenses	(258)	11	2	(245)	(232)	48	3	(181)

Subtotal	1,250	367	(11)	1,606	1,227	507	6	1,740

Net
Claims and insurance benefits paid	(12,022)	(8,820)	—	(20,842)	(11,197)	(8,951)	—	(20,148)
Change in reserves for loss and loss adjustment expenses	(250)	24	—	(226)	(987)	97	—	(890)

Total	(12,272)	(8,796)	—	(21,068)	(12,184)	(8,854)	—	(21,038)

26 Changes in reserves for insurance and investment contracts (net)

Three months ended June 30,	2006				2005
	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/ Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Aggregate policy reserves	(109)	(948)	—	(1,057)	(62)	(934)	—	(996)
Other insurance reserves	7	(23)	—	(16)	(11)	4	—	(7)
Expenses for premium refunds	(38)	(1,950)	(287)	(2,275)	(170)	(1,396)	(10)	(1,576)

Subtotal	(140)	(2,921)	(287)	(3,348)	(243)	(2,326)	(10)	(2,579)

Ceded
Aggregate policy reserves	11	(33)	—	(22)	8	(15)	—	(7)
Other insurance reserves	4	—	—	4	13	(1)	—	12
Expenses for premium refunds	4	4	—	8	11	5	—	16

Subtotal	19	(29)	—	(10)	32	(11)	—	21

Net
Aggregate policy reserves	(98)	(981)	—	(1,079)	(54)	(949)	—	(1,003)
Other insurance reserves	11	(23)	—	(12)	2	3	—	5
Expenses for premium refunds	(34)	(1,946)	(287)	(2,267)	(159)	(1,391)	(10)	(1,560)

Total	(121)	(2,950)	(287)	(3,358)	(211)	(2,337)	(10)	(2,558)

Six months ended June 30,	2006				2005
	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group	Property- Casualty	Life/Health	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Gross
Aggregate policy reserves	(168)	(1,531)	—	(1,699)	(121)	(2,180)	—	(2,301)
Other insurance reserves	15	(40)	—	(25)	(11)	8	—	(3)
Expenses for premium refunds	(66)	(4,051)	(279)	(4,396)	(242)	(3,303)	(25)	(3,570)

Subtotal	(219)	(5,622)	(279)	(6,120)	(374)	(5,475)	(25)	(5,874)

Ceded
Aggregate policy reserves	17	10	—	27	13	(19)	—	(6)
Other insurance reserves	3	5	—	8	11	4	—	15
Expenses for premium refunds	6	9	—	15	16	10	—	26

Subtotal	26	24	—	50	40	(5)	—	35

Net
Aggregate policy reserves	(151)	(1,521)	—	(1,672)	(108)	(2,199)	—	(2,307)
Other insurance reserves	18	(35)	—	(17)	—	12	—	12
Expenses for premium refunds	(60)	(4,042)	(279)	(4,381)	(226)	(3,293)	(25)	(3,544)

Total	(193)	(5,598)	(279)	(6,070)	(334)	(5,480)	(25)	(5,839)

27 Interest expense

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Liabilities to banks and customers	(478)	(685)	(1,224)	(1,190)
Deposits retained on reinsurance ceded	(32)	(67)	(65)	(140)
Certificated liabilities	(370)	(534)	(817)	(1,080)
Participating certificates and subordinated liabilities	(184)	(201)	(361)	(401)
Other	(235)	(440)	(432)	(508)

Total	(1,299)	(1,927)	(2,899)	(3,319)

28 Loan loss provisions

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(115)	(246)	(235)	(569)
Amounts released	54	275	154	492
Recoveries on loans previously impaired	53	21	105	33

Total	(8)	50	24	(44)

29 Impairments of investments (net)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Impairments
Available-for-sale investments
Equity securities	(265)	(58)	(312)	(92)
Debt securities	(24)	(6)	(26)	(6)

Subtotal	(289)	(64)	(338)	(98)
Held-to-maturity investments	—	—	—	(1)
Investments in associates and joint ventures	—	(1)	(6)	(39)
Real estate held for investment	(96)	(12)	(97)	(45)

Subtotal	(385)	(77)	(441)	(183)

Reversals of impairments
Available-for-sale investments
Debt securities	—	(2)	1	1

Subtotal	—	(2)	1	1

Held-to-maturity investments	1	2	1	2
Real estate held for investment	77	—	77	—

Subtotal	78	—	79	3

Total	(307)	(77)	(362)	(180)

30 Investment expenses

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Investment management expenses	(132)	(87)	(215)	(176)
Depreciation from real estate held for investment	(54)	(68)	(112)	(132)
Other expenses from real estate held for investment	(54)	(76)	(107)	(120)
Foreign currency gains and losses (net)
Foreign currency gains	209	245	351	397
Foreign currency losses	(268)	(233)	(399)	(487)

Subtotal	(59)	12	(48)	(90)

Total	(299)	(219)	(482)	(518)

31 Acquisition and administrative expenses (net)

Three months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(1,564)	—	(1,564)	(1,619)	—	(1,619)
Commissions and profit received on reinsurance business ceded	211	—	211	238	—	238
Deferrals of acquisition costs	786	—	786	389	—	389
Amortization of deferred acquisition costs	(825)	—	(825)	(433)	—	(433)

Subtotal	(1,392)	—	(1,392)	(1,425)	—	(1,425)
Administrative expenses	(1,119)	5	(1,114)	(1,071)	(45)	(1,116)

Subtotal	(2,511)	5	(2,506)	(2,496)	(45)	(2,541)

Life/Health
Acquisition costs
Incurred	(1,004)	—	(1,004)	(930)	—	(930)
Commissions and profit received on reinsurance business ceded	29	—	29	36	—	36
Deferrals of acquisition costs	621	—	621	595	—	595
Amortization of deferred acquisition costs	(418)	—	(418)	(304)	—	(304)

Subtotal	(772)	—	(772)	(603)	—	(603)
Administrative expenses	(381)	(1)	(382)	(446)	41	(405)

Subtotal	(1,153)	(1)	(1,154)	(1,049)	41	(1,008)

Banking
Personnel expenses	(912)	—	(912)	(632)	—	(632)
Non-personnel expenses	(524)	20	(504)	(577)	15	(562)

Subtotal	(1,436)	20	(1,416)	(1,209)	15	(1,194)

Asset Management
Personnel expenses	(400)	—	(400)	(418)	—	(418)
Non-personnel expenses	(161)	1	(160)	(151)	9	(142)

Subtotal	(561)	1	(560)	(569)	9	(560)

Corporate
Administrative expenses	(167)	12	(155)	(96)	(8)	(104)

Subtotal	(167)	12	(155)	(96)	(8)	(104)

Total	(5,828)	37	(5,791)	(5,419)	12	(5,407)

Six months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Acquisition costs
Incurred	(3,465)	—	(3,465)	(3,527)	—	(3,527)
Commissions and profit received on reinsurance business ceded	379	—	379	467	—	467
Deferrals of acquisition costs	1,964	—	1,964	1,386	—	1,386
Amortization of deferred acquisition costs	(1,777)	—	(1,777)	(1,158)	—	(1,158)

Subtotal	(2,899)	—	(2,899)	(2,832)	—	(2,832)
Administrative expenses	(2,275)	26	(2,249)	(2,216)	(42)	(2,258)

Subtotal	(5,174)	26	(5,148)	(5,048)	(42)	(5,090)

Life/Health
Acquisition costs
Incurred	(1,984)	—	(1,984)	(1,850)	—	(1,850)
Commissions and profit received on reinsurance business ceded	55	—	55	59	—	59
Deferrals of acquisition costs	1,429	—	1,429	1,299	—	1,299
Amortization of deferred acquisition costs	(942)	—	(942)	(541)	—	(541)

Subtotal	(1,442)	—	(1,442)	(1,033)	—	(1,033)
Administrative expenses	(753)	9	(744)	(825)	43	(782)

Subtotal	(2,195)	9	(2,186)	(1,858)	43	(1,815)

Banking
Personnel expenses	(1,822)	—	(1,822)	(1,461)	—	(1,461)
Non-personnel expenses	(1,042)	30	(1,012)	(1,114)	31	(1,083)

Subtotal	(2,864)	30	(2,834)	(2,575)	31	(2,544)

Asset Management
Personnel expenses	(827)	—	(827)	(778)	—	(778)
Non-personnel expenses	(319)	1	(318)	(263)	9	(254)

Subtotal	(1,146)	1	(1,145)	(1,041)	9	(1,032)

Corporate
Administrative expenses	(323)	2	(321)	(217)	1	(216)

Subtotal	(323)	2	(321)	(217)	1	(216)

Total	(11,702)	68	(11,634)	(10,739)	42	(10,697)

32 Fee and commission expenses

Three months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(115)	2	(113)	(125)	2	(123)
Service agreements	(89)	6	(83)	(48)	—	(48)
Investment advisory	(1)	1	—	(2)	1	(1)

Subtotal	(205)	9	(196)	(175)	3	(172)

Life/Health
Service agreements	(42)	15	(27)	(32)	7	(25)
Investment advisory	(28)	—	(28)	—	—	—

Subtotal	(70)	15	(55)	(32)	7	(25)

Banking
Securities business	(33)	—	(33)	(24)	—	(24)
Investment advisory	(46)	2	(44)	(45)	1	(44)
Payment transactions	(6)	—	(6)	(5)	—	(5)
Mergers and acquisitions advisory	(8)	—	(8)	(17)	—	(17)
Underwriting business (new issues)	(1)	—	(1)	—	—	—
Other	(46)	17	(29)	(80)	5	(75)

Subtotal	(140)	19	(121)	(171)	6	(165)

Asset Management
Commissions	(225)	100	(125)	(192)	80	(112)
Other	(93)	—	(93)	(66)	—	(66)

Subtotal	(318)	100	(218)	(258)	80	(178)

Corporate
Service agreements1)	(131)	2	(129)	(155)	4	(151)

Subtotal	(131)	2	(129)	(155)	4	(151)

Total	(864)	145	(719)	(791)	100	(691)

1)	Includes fee expenses from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €112 mn and €132 mn for the three months ended June 30, 2006 and 2005, respectively.

Six months ended June 30,	2006			2005
	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Property-Casualty
Fees from credit and assistance business	(244)	—	(244)	(240)	—	(240)
Service agreements	(128)	11	(117)	(89)	5	(84)
Investment advisory	(3)	2	(1)	(3)	1	(2)

Subtotal	(375)	13	(362)	(332)	6	(326)

Life/Health
Service agreements	(67)	21	(46)	(62)	15	(47)
Investment advisory	(53)	—	(53)	—	—	—

Subtotal	(120)	21	(99)	(62)	15	(47)

Banking
Securities business	(66)	—	(66)	(53)	—	(53)
Investment advisory	(96)	4	(92)	(81)	2	(79)
Payment transactions	(11)	—	(11)	(10)	—	(10)
Mergers and acquisitions advisory	(17)	—	(17)	(25)	—	(25)
Underwriting business (new issues)	(2)	—	(2)	—	—	—
Other	(108)	34	(74)	(123)	8	(115)

Subtotal	(300)	38	(262)	(292)	10	(282)

Asset Management
Commissions	(451)	207	(244)	(381)	162	(219)
Other	(181)	1	(180)	(126)	2	(124)

Subtotal	(632)	208	(424)	(507)	164	(343)

Corporate
Service agreements1)	(264)	4	(260)	(265)	5	(260)

Subtotal	(264)	4	(260)	(265)	5	(260)

Total	(1,691)	284	(1,407)	(1,458)	200	(1,258)

1)	Includes fee expenses from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of €222 mn and €223 mn for the six months ended June 30, 2006 and 2005, respectively.

33 Other expenses

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Expenses from real estate held for use
Realized losses from disposals of real estate held for use	(2)	(1)	(2)	(1)
Depreciation of real estate held for use	—	(5)	(1)	(7)

Subtotal	(2)	(6)	(3)	(8)

Other	14	(18)	14	(18)

Total	12	(24)	11	(26)

34 Income taxes
	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Current income tax expense	(451)	(439)	(1,109)	(941)
Deferred income tax income/(expense)	94	34	(147)	(49)

Total	(357)	(405)	(1,256)	(990)

35 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz AG which can potentially be converted to Allianz shares, warrants issued by Allianz AG, share-based compensation plans, and derivatives on own shares.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	2,279	1,390	4,058	2,714
Effect of dilutive securities	(7)	—	(3)	—

Numerator for diluted earnings per share (net income after assumed conversion)	2,272	1,390	4,055	2,714

Denominator for basic earnings per share (weighted-average shares)	405,326,745	385,219,969	405,096,498	381,821,420
Dilutive securities:
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	596,450	397,978	637,669	260,561
Share-based compensation plans	794,767	439,654	799,490	541,591
Derivatives on own shares	4,321,217	—	4,617,832	—

Subtotal	7,181,877	2,307,075	7,524,434	2,271,595

Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	412,508,622	387,527,044	412,620,932	384,093,015

Basic earnings per share	5.62	3.61	10.02	7.11
Diluted earnings per share	5.51	3.59	9.83	7.06

For the six months ended June 30, 2006, the weighted average number of shares excludes 943,502 (2005: 3,953,580) treasury shares.

Other Information

36 Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	2006			2005
Three months ended June 30,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Interest and similar income	1,630	14	1,644	1,958	(1)	1,957
Interest expense	(978)	13	(965)	(1,403)	19	(1,384)

Net interest income	652	27	679	555	18	573

Six months ended June 30,
Interest and similar income	3,510	(9)	3,501	3,559	(16)	3,543
Interest expense	(2,257)	32	(2,225)	(2,455)	39	(2,416)

Net interest income	1,253	23	1,276	1,104	23	1,127

Net fee and commission income from the Banking Segment
	2006			2005
Three months ended June 30,	Segment	Consolidation adjustments	Allianz Group	Segment	Consolidation adjustments	Allianz Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Fee and commission income	868	(102)	766	866	(77)	789
Fee and commission expense	(140)	19	(121)	(171)	6	(165)

Net fee and commission income	728	(83)	645	695	(71)	624

Six months ended June 30,
Fee and commission income	1,860	(215)	1,645	1,689	(148)	1,541
Fee and commission expense	(300)	38	(262)	(292)	10	(282)

Net fee and commission income	1,560	(177)	1,383	1,397	(138)	1,259

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Securities business	314	312	746	679
Investment advisory	110	88	212	178
Payment transactions	86	91	172	179
Mergers and acquisitions advisory	51	80	107	102
Underwriting business (new issues)	39	14	73	35
Other	128	110	250	224

Total	728	695	1,560	1,397

37 Supplemental information on the consolidated statements of cash flows

Six months ended June 30,	2006	2005
	€ mn	€ mn
Income taxes paid	(265)	(430)
Dividends received	1,507	1,055
Interest received	10,151	9,562
Interest paid	(2,712)	(3,307)
Significant non-cash transactions
Settlement of exchangeable bonds issued by Allianz Finance B.V. II for shares of RWE AG:
Available-for-sale investments	(842)	—
Certificated liabilities	(842)	—
Novation of quota share reinsurance agreement
Reinsurance assets	(1,115)	(1,147)
Deferred acquisition costs	71	76
Payables from reinsurance contracts	(1,044)	(1,071)

38 Other information

Number of employees

The Allianz Group had a total of 176,133 (2005: 177,625) employees as of June 30, 2006. 69,670 (2005: 72,195) of these were employed in Germany and 106,463 (2005: 105,430) in other countries. The number of employees undergoing training decreased by 620 to 3,403.

Personnel expenses

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	€ mn	€ mn	€ mn	€ mn
Salaries and wages	2,255	2,172	4,586	4,363
Social security contributions and employee assistance	385	335	787	705
Expenses for pensions and other post-retirement benefits	241	187	463	342

Total	2,881	2,694	5,836	5,410

39 Subsequent events

On July 19, 2006, Allianz AG reached a court settlement with 13 shareholders who had filed contestation suits against the resolution approving the merger of Riunione Adriatica di Sicurtà S.p.A. (RAS) with and into Allianz AG that was passed by Allianz AG’s extraordinary shareholders’ meeting on February 8, 2006. The settlement calls for the withdrawal of all contestation suits by the plaintiffs in return for reimbursement of the court costs and their attorney fees pursuant to the German Attorney Remuneration Act (amounting to around EUR 72,000 per plaintiff) by Allianz AG. Therewith, all contestation suits as well as the release procedure initiated by Allianz AG are settled. The merger will become effective upon its registration in the commercial register at the registered office of Allianz AG which is planned for October 2006. Upon the registration of the merger, Allianz AG will adopt the legal form of a European Company (Societas Europaea, or SE).

In July 2006, Dresdner Bank issued a silent partnership in an amount of €1 bn and issued profit participation certificates in an amount of €750 mn qualifying for regulatory purposes as core capital and supplemental capital, respectively. Both amounts were indirectly placed to the capital markets.

Munich, August 10, 2006

Allianz Aktiengesellschaft

The Board of Management

Allianz AG

Koeniginstrasse 28

D-80802 Munich

Telephone +49 89 38 00 00

Telefax +49 89 34 99 41

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2006

ALLIANZ AKTIENGESELLSCHAFT

By	/s/ Dr. Joerg Weber
Name: Dr. Joerg Weber
Title: Head of Group Management Reporting